UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 2

Summary

Registration data

1	.	General information	2
2	.	Address	3
3	.	Securities	4
4	.	Auditor information	5
5	.	Share register	6
6	.	Investor relations officer	7
7	.	Shareholders’ department	8

1

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 2

1.     General information

Company name:	CPFL ENERGIA S.A.
Date of adoption of company name:	08/06/2002
Type:	publicly-held Corporation
Previous company name:	Draft II Participações S.A
Date of incorporation:	03/20/1998
CNPJ (Corporate Taxpayer ID):	02.429.144/0001-93
CVM code:	1866-0
CVM registration date:	05/18/2000
CVM registration status:	Active
Status starting date:	05/18/2000
Country:	Brazil
Country in which the securities
Are held in custody:	Brazil
Other countries in which the securities can be traded

Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding company (Electric Energy)
Description of activity:	Holding company
Issuer’s category:	Category A
Date of registration in the current category:	01/01/2010
Issuer’s status:	Operating
Status starting date:	05/18/2000
Type of ownership control:	Private Holding
Date of last change in ownership control:	11/30/2009
Date of last change of fiscal year:
Month/day of the end of fiscal year:	12/31
Issuer´s web address:	www.cpfl.com.br
Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

2

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 2

2.     Address

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registered Office Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

3

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 2

3.     Securities

Share trading
Trading mkt	Stock exchange
Managing entity	BM&FBOVESPA
Start date	09/29/2004
End date
Trading segment	New Market
Start date	9/29/2004
End date

Debenture trading
Trading mkt	Organized market
Managing entity	CETIP
Start date	05/18/2000
End date
Trading segment	Traditional
Start date	05/19/2000
End date

4

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 2

4.     Auditor information

Does the issuer have an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian firm
Independent auditor:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ (Corporate Taxpayer ID):	49.928.567/0001-11
Period of service:	03/12/2012 to 03/28/2017
Partner in charge	Marcelo Magalhães Fernandes
Period of service	03/12/2012 to 03/28/2017
CPF (Individual Taxpayer ID)	110.931.498-17

Does the issuer have an auditor?	Yes
CVM code:	418-9
Type of auditor:	Brazilian firm
Independent auditor:	KPMG Auditores Independentes
CNPJ (Corporate Taxpayer ID):	57.755.217/0011-09
Period of service:	03/29/2017
Partner in charge	Marcio José dos Santos
Period of service	03/29/2017
CPF (Individual Taxpayer ID)	253.206.858-23

5

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 2

5.     Share register

Does the company have a service provider:	Yes
Corporate name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Period of service:	01/01/2011

Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

6

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 2

6.     Investor relations officer

Name:	Gustavo Estrella
Investor Relations Officer
CPF/CNPJ:	037.234.097-09

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:                 02/27/2013

Date when the officer left the position:

7

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 2

7.     Shareholders’ department

Contact	Leandro José Cappa de Oliveira
Date when the officer assumed the position:	10/06/2014
Date when the officer left the position:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, email: leandrocappa@cpfl.com.br

8

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: March 31, 2016 - CPFL Energia S. A

Table of Contents
Company Data
Capital Composition	1
Cash dividend	2
Individual financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows – Indirect Method	7
Statement of Changes in Equity
01/01/2017 to 03/31/2017	8
01/01/2016 to 03/31/2016	9
Statements of Value Added	10
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	11
Statement of Financial Position - Liabilities and Equity	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows - Indirect Method	15
Statement of Changes in Equity
01/01/2017 to 03/31/2017	16
01/01/2016 to 03/31/2016	17
Statements of Value Added	18
Comments on performance	19
Notes to Interim financial statements	28
Other relevant information	83
Reports
Independent Auditor’s Report - Unqualified	85

Capital Composition

Number of Shares (In units)	Closing Date 03/31/2017
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

Company Data

Cash dividends

Event

Approval

	Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)

Individual Financial Statements

Statement of Financial Position – Assets

(in thousands of Brazilian reais - R$)

Code	Description	Current quarter 03/31/2017	Prior year 12/31/2016
1	Total assets	8,930,867	8,908,964
1.01	Current assets	554,519	791,016
1.01.01	Cash and cash equivalents	15,661	64,973
1.01.06	Taxes recoverable	84,938	82,836
1.01.06.01	Current taxes recoverable	84,938	82,836
1.01.08	Other current assets	453,920	643,207
1.01.08.03	Others	453,920	643,207
1.01.08.03.01	Other receivables	457	229
1.01.08.03.04	Dividends and interest on capital	453,463	642,978
1.02	Noncurrent assets	8,376,348	8,117,948
1.02.01	Long-term assets	211,132	250,625
1.02.01.06	Deferred taxes	179,619	171,073
1.02.01.06.02	Deferred tax assets	179,619	171,073
1.02.01.08	Receivables from related parties	23,220	52,582
1.02.01.08.02	Receivables from subsidiaries	23,220	52,582
1.02.01.09	Other noncurrent assets	8,293	26,970
1.02.01.09.04	Escrow deposits	357	710
1.02.01.09.10	Other receivables	7,936	26,260
1.02.02	Investments	8,164,039	7,866,100
1.02.02.01	Permanet equity interests	8,164,039	7,866,100
1.02.02.01.02	Investments in subsidiaries	8,164,039	7,866,100
1.02.03	Property, plant and equipment	1,146	1,199
1.02.03.01	Property, plant and equipment in service	1,146	1,199
1.02.04	Intangible assets	31	24
1.02.04.01	Intangible assets	31	24

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current quarter 03/31/2017	Prior year 12/31/2016
2	Total liabilities	8,930,867	8,908,964
2.01	Current liabilities	62,620	255,755
2.01.02	Trade payables	1,874	3,760
2.01.02.01	Domestic trade payables	1,874	3,760
2.01.03	Taxes payable	1,589	454
2.01.03.01	Federal taxes payable	1,589	453
2.01.03.01.02	PIS (Tax on revenue)	20	15
2.01.03.01.03	COFINS (Tax on revenue)	128	90
2.01.03.01.04	Other federal taxes	1,441	348
2.01.03.03	Municipal taxes payable	-	1
2.01.03.03.01	Other municipal taxes payable	-	1
2.01.04	Borrowings	37,549	15,334
2.01.04.02	Debentures	37,549	15,334
2.01.04.02.02	Interest on debentures	37,549	15,334
2.01.05	Other payables	21,608	236,207
2.01.05.02	Others	21,608	236,207
2.01.05.02.01	Dividend and interest on capital payable	5,546	218,630
2.01.05.02.07	Other payables	16,062	17,577
2.02	Noncurrent liabilities	660,161	683,188
2.02.01	Borrowings	612,934	612,251
2.02.01.02	Debentures	612,934	612,251
2.02.01.02.01	Debentures	612,934	612,251
2.02.02	Other payables	46,374	69,929
2.02.02.02	Others	46,374	69,929
2.02.02.02.05	Allowance for investment losses	13,893	19,301
2.02.02.02.08	Other payables	32,481	50,628
2.02.04	Provisions	853	1,008
2.02.04.01	Provision for tax, social security, labor and civil risks	853	1,008
2.02.04.01.02	Provision for social security and labor risks	389	467
2.02.04.01.04	Provision for civil risks	464	541
2.03	Equity	8,208,086	7,970,021
2.03.01	Share capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,014	468,014
2.03.04	Earnings reserves	2,014,216	1,995,356
2.03.04.01	Legal reserve	739,102	739,103
2.03.04.02	Statutory reserve	1,275,114	1,248,433
2.03.04.08	Additional dividend proposed	-	7,820
2.03.05	Retained earnings/accumulated losses	225,615	-
2.03.08	Other comprehensinve income	(241,043)	(234,633)
2.03.08.01	Accumulated comprehensive income	(241,043)	(234,633)

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

		YTD current year 01/01/2017 to 03/31/2017	YTD prior year 01/01/2016 to 03/31/2016
3.01	Net operating revenue	-	1,713
3.03	Gross profit	-	1,713
3.04	Operating expenses/income	254,680	273,791
3.04.02	General and administrative expenses	(17,167)	(8,044)
3.04.06	Share of profit (loss) of investees	271,847	281,835
3.05	Profit before finance income (costs) and taxes	254,680	275,504
3.06	Finance income (costs)	(17,340)	(10,440)
3.06.01	Finance income	5,765	9,160
3.06.02	Finance costs	(23,105)	(19,600)
3.07	Profit before taxes	237,340	265,064
3.08	Income tax and social contribution	8,546	6,285
3.08.01	Current	-	(21,943)
3.08.02	Deferred	8,546	28,228
3.09	Profit for the period from continuing operations	245,886	271,349
3.11	Profit for the period	245,886	271,349

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	YTD current year 01/01/2017 to 03/31/2017	YTD prior 01/01/2016 to 03/31/2016
4.01	Profit for the period	245,886	271,349
4.02	Other comprehensive income	-	(1,327)
4.02.01	Comprehensive income for the period of subsidiaries	-	(1,327)
4.03	Total comprehensive income for the period	245,886	270,022

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD current year 01/01/2017 to 03/31/2017	YTD prior year 01/01/2016 to 03/31/2016
6.01	Net cash from operating activities	173,279	242,860
6.01.01	Cash generated from operations	(12,121)	(1,402)
6.01.01.01	Profit for the period before income tax and social contribution	237,339	265,063
6.01.01.02	Depreciation and amortization	54	46
6.01.01.03	Interest on debts, inflation adjustment and exchange rate changes	22,329	15,595
6.01.01.04	Share of profit (loss) of investees	(271,847)	(281,835)
6.01.01.05	Provision for tax, civil and labor risks	4	(271)
6.01.02	Changes in assets and liabilities	185,400	244,262
6.01.02.01	Dividend and interest on capital received	189,515	300,000
6.01.02.02	Taxes recoverable	(1,979)	(219)
6.01.02.03	Escrow deposits	364	(91)
6.01.02.04	Other operating assets	18,096	(128)
6.01.02.05	Trade payables	(1,886)	(112)
6.01.02.06	Other taxes and social contributions	1,135	1,110
6.01.02.07	Interest paid on debts and debentures	-	(38,857)
6.01.02.08	Income tax and social contribution paid	-	(14,225)
6.01.02.09	Other operating liabilities	(19,661)	(3,044)
6.01.02.10	Tax, civil and labor risks paid	(184)	(172)
6.02	Net cash from investing activities	(1,688)	(117,461)
6.02.02	Securities	-	(199)
6.02.04	Intragroup loans	29,820	(106,742)
6.02.07	Purchases of intangible assets	(8)	-
6.02.08	Advance for future capital increases	(31,500)	(10,520)
6.03	Net cash from financing activities	(220,904)	(521,700)
6.03.01	Repayment of principal of borrowings and debentures, net of derivatives	-	(586,637)
6.03.02	Dividend and interest on capital paid	(220,904)	(49)
6.03.04	Settlement of derivatives	-	64,986
6.05	Increase (decrease) in cash and cash equivalents	(49,313)	(396,301)
6.05.01	Cash and cash equivalents at the beginning of the period	64,974	424,192
6.05.02	Cash and cash equivalents at the end of the period	15,661	27,891

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2017 to March 31, 2017

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.04	Capital transactions with owners	-	-	(7,820)	-	-	(7,820)
5.04.06	Dividends	-	-	(7,820)	-	-	(7,820)
5.05	Total comprehensive income	-	-	-	245,886	-	245,886
5.05.01	Profit for the period	-	-	-	245,886	-	245,886
5.06	Internal changes in equity	-	-	26,680	(20,269)	(6,411)	-
5.06.04	Share of profit (loss) on comprehensive income of subsidiaries and associates	-	-	-	6,411	(6,411)	-
5.06.05	Changes in statutory reserve in the period	-	-	26,680	(26,680)	-	-
5.07	Closing balances	5,741,284	468,014	2,014,215	225,617	(241,043)	8,208,087

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2016 to March 31, 2016

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.05	Total comprehensive income	-	-	-	271,349	(1,327)	270,022
5.05.01	Profit for the period	-	-	-	271,349	-	271,349
5.05.02	Other comprehensive infome	-	-	-	-	(1,327)	(1,327)
5.06	Internal changes in equity	-	-	55,094	(48,637)	(6,457)	-
5.06.04	Share of profit (loss) on comprehensive income of subsidiaries and associates	-	-	-	6,457	(6,457)	-
5.06.05	Changes in statutory reserve in the period	-	-	55,094	(55,094)	-	-
5.07	Closing balances	5,348,312	468,082	1,727,575	222,712	177,536	7,944,217

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	YTD current year 01/01/2017 to 03/31/2017	YTD prior year 01/01/2016 to 03/31/2016
7.01	Revenues	8	1,887
7.01.01	Sales of goods and services	-	1,887
7.01.03	Revenues related to construction of own assets	8	-
7.02	Inputs purchased from third parties	(2,804)	(2,101)
7.02.02	Materials, energy, third-party services and others	(2,201)	(1,882)
7.02.04	Others	(603)	(219)
7.03	Gross value added	(2,796)	(214)
7.04	Retentions	(54)	(46)
7.04.01	Depreciation and amortization	(54)	(46)
7.05	Wealth created by the company	(2,850)	(260)
7.06	Wealth received in transfer	277,916	291,472
7.06.01	Share of profit (loss) of investees	271,847	281,835
7.06.02	Finance income	6,069	9,637
7.07	Total wealth for distribution	275,066	291,212
7.08	Wealth distributed	275,066	291,212
7.08.01	Personnel and charges	12,076	5,008
7.08.01.01	Salaries and wages	8,824	2,654
7.08.01.02	Benefits	2,485	2,055
7.08.01.03	FGTS (Severance Pay Fund)	767	299
7.08.02	Taxes, fees and contributions	(6,069)	(4,320)
7.08.02.01	Federal	(6,074)	(4,326)
7.08.02.02	State	5	6
7.08.03	Lenders and lessors	23,173	19,175
7.08.03.01	Interest	22,975	19,163
7.08.03.02	Rentals	198	12
7.08.04	Shareholders	245,886	271,349
7.08.04.03	Retained earnings / Loss for the period	245,886	271,349

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current quarter 03/31/2017	Prior year 12/31/2016
1	Total assets	41,732,324	42,170,992
1.01	Current assets	10,562,550	11,379,187
1.01.01	Cash and cash equivalents	4,877,813	6,164,997
1.01.02	Financial investments	450	449
1.01.02.02	Financial investments at amortized cost	450	449
1.01.02.02.01	Held-to-maturity securities	450	449
1.01.03	Trade receivables	4,065,465	3,765,893
1.01.03.01	Consumers	4,065,465	3,765,893
1.01.06	Taxes recoverable	423,054	403,848
1.01.06.01	Current taxes recoverable	423,054	403,848
1.01.08	Other current assets	1,195,768	1,044,000
1.01.08.03	Others	1,195,768	1,044,000
1.01.08.03.01	Other receivables	911,796	777,450
1.01.08.03.02	Derivatives	197,741	163,241
1.01.08.03.04	Dividends and interest on capital	75,395	92,609
1.01.08.03.05	Concession financial asset	10,836	10,700
1.02	Noncurrent assets	31,169,774	30,791,805
1.02.01	Long-term assets	9,078,840	8,809,442
1.02.01.03	Trade receivables	204,417	203,185
1.02.01.03.01	Consumers	204,417	203,185
1.02.01.06	Deferred taxes	935,471	922,858
1.02.01.06.02	Deferred tax assets	935,471	922,858
1.02.01.08	Receivables from related parties	9,236	47,632
1.02.01.08.03	Receivables from controlling shareholders	9,236	47,632
1.02.01.09	Other noncurrent assets	7,929,716	7,635,767
1.02.01.09.03	Derivatives	440,011	641,357
1.02.01.09.04	Escrow deposits	769,646	550,072
1.02.01.09.05	Taxes recoverable	205,938	198,286
1.02.01.09.07	Concession financial asset	5,601,969	5,363,144
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other receivables	795,498	766,254
1.02.02	Investments	1,487,245	1,493,752
1.02.02.01	Permanent equity interests	1,487,245	1,493,752
1.02.02.01.04	Investments in subsidiaries	1,487,245	1,493,752
1.02.03	Property, plant and equipment	9,880,291	9,712,998
1.02.03.01	Property, plant and equipment in service	9,608,068	9,462,696
1.02.03.03	Property, plant and equipment in progress	272,223	250,302
1.02.04	Intangible assets	10,723,398	10,775,613
1.02.04.01	Intangible assets	10,723,398	10,775,613

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current quarter 03/31/2017	Prior year 12/31/2016
2	Total liabilities	41,732,324	42,170,992
2.01	Current liabilities	10,160,412	9,018,493
2.01.01	Social and labor obligations	127,680	131,707
2.01.01.02	Labor obligations	127,680	131,707
2.01.01.02.01	Estimated payroll	127,680	131,707
2.01.02	Trade payables	2,232,236	2,728,131
2.01.02.01	Domestic trade payables	2,232,236	2,728,131
2.01.03	Taxes payable	785,682	681,544
2.01.03.01	Federal taxes payable	318,845	260,607
2.01.03.01.01	Income tax and social contribution payable	99,340	57,227
2.01.03.01.02	PIS (Tax on revenue)	31,327	28,759
2.01.03.01.03	COFINS (Tax on revenue)	138,892	126,939
2.01.03.01.04	Other federal taxes	49,286	47,682
2.01.03.02	State taxes payable	462,688	416,102
2.01.03.02.01	ICMS (Tax on revenue)	462,688	416,096
2.01.03.02.02	Other state taxes	-	6
2.01.03.03	Municipal taxes payable	4,149	4,835
2.01.03.03.01	Other municipal taxes	4,149	4,835
2.01.04	Borrowings	4,384,541	3,422,923
2.01.04.01	Borrowings	2,940,104	1,875,648
2.01.04.01.01	Local currency	1,174,228	1,260,527
2.01.04.01.02	Foreign currency	1,765,876	615,121
2.01.04.02	Debentures	1,444,437	1,547,275
2.01.04.02.01	Debentures	1,119,268	1,242,095
2.01.04.02.02	Interest on debentures	325,169	305,180
2.01.05	Other payables	2,630,273	2,054,188
2.01.05.02	Others	2,630,273	2,054,188
2.01.05.02.01	Dividend and interest on capital payable	19,970	232,851
2.01.05.02.04	Derivatives	7,581	6,055
2.01.05.02.05	Sector financial liability	1,316,071	597,515
2.01.05.02.06	Use of public asset	10,857	10,857
2.01.05.02.07	Other payables	892,000	807,623
2.01.05.02.08	Regulatory charges	339,778	366,078
2.01.05.02.09	Private pension plan	44,016	33,209
2.02	Noncurrent liabilities	20,978,688	22,779,831
2.02.01	Borrowings	16,945,442	18,621,065
2.02.01.01	Borrowings	9,366,225	11,168,393
2.02.01.01.01	Local currency	6,123,955	6,293,533
2.02.01.01.02	Foreign currency	3,242,270	4,874,860
2.02.01.02	Debentures	7,579,217	7,452,672
2.02.01.02.01	Debentures	7,546,014	7,423,519
2.02.01.02.02	Interest on debentures	33,203	29,153
2.02.02	Other payables	1,909,041	2,001,356
2.02.02.02	Others	1,909,041	2,001,356
2.02.02.02.03	Trade payables	130,767	129,781
2.02.02.02.04	Private pension plan	1,011,715	1,019,233
2.02.02.02.05	Derivatives	165,825	112,207
2.02.02.02.06	Sector financial liability	209,384	317,406
2.02.02.02.07	Use of public asset	87,404	86,624
2.02.02.02.08	Other payables	278,850	309,292
2.02.02.02.09	Federal taxes payable	25,096	26,813
2.02.03	Deferred taxes	1,286,396	1,324,134
2.02.03.01	Deferred income tax and social contribution	1,286,396	1,324,134
2.02.04	Provisions	837,809	833,276
2.02.04.01	Provision for tax, social security, labor and civil risks	837,809	833,276
2.02.04.01.01	Provision for tax risks	302,749	288,389
2.02.04.01.02	Provision for social and labor risks	221,458	222,001
2.02.04.01.04	Provision for civil risks	228,972	236,915
2.02.04.01.05	Others	84,630	85,971
2.03	Consolidated equity	10,593,224	10,372,668
2.03.01	Share capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,014	468,015
2.03.04	Earnings reserves	2,014,216	1,995,355
2.03.04.01	Legal reserve	739,102	739,102
2.03.04.02	Statutory reserve	1,275,114	1,248,433
2.03.04.08	Additional dividend proposed	-	7,820
2.03.05	Retained earnings/accumulated losses	225,616	-
2.03.08	Other comprehensinve income	(241,043)	(234,634)
2.03.09	Noncontrolling interests	2,385,137	2,402,648

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	YTD current year 01/01/2017 to 03/31/2017	YTD prior 01/01/2016 to 03/31/2016
3.01	Net operating revenue	5,538,779	4,336,769
3.02	Cost of electric energy services	(4,305,648)	(3,269,610)
3.02.01	Cost of electric energy	(3,220,654)	(2,528,021)
3.02.02	Cost of operation	(669,727)	(524,053)
3.02.03	Cost of services rendered to third parties	(415,267)	(217,536)
3.03	Gross profit	1,233,131	979,779
3.04	Operating expenses/income	(413,950)	(340,503)
3.04.01	Selling expenses	(149,218)	(127,356)
3.04.02	General and administrative expenses	(261,565)	(205,091)
3.04.05	Other operating expenses	(82,876)	(71,537)
3.04.06	Share of profit (loss) of investees	79,709	63,481
3.05	Profit before finance income (costs) and taxes	819,181	639,276
3.06	Finance income (costs)	(436,138)	(319,027)
3.06.01	Finance income	280,711	312,332
3.06.02	Finance costs	(716,849)	(631,359)
3.07	Profit before taxes	383,043	407,629
3.08	Income tax and social contribution	(150,922)	(175,182)
3.08.01	Current	(202,520)	(285,077)
3.08.02	Deferred	51,598	109,895
3.09	Profit from continuing operations	232,121	232,447
3.11	Consolidated profit for the period	232,121	232,447
3.11.01	Attributable to owners of the Company	245,886	271,349
3.11.02	Attributable to noncontrolling interests	(13,765)	(38,902)

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	YTD current year 01/01/2017 to 03/31/2017	YTD prior year 01/01/2016 to 03/31/2016
4.01	Consolidated profit for the period	232,121	232,446
4.02	Other comprehensive income	-	(1,326)
4.02.01	Actuarial gains (losses)	-	(1,326)
4.03	Consolidated comprehensive income for the period	232,121	231,120
4.03.01	Attributable to owners of the Company	245,886	270,022
4.03.02	Attributable to noncontrolling interests	(13,765)	(38,902)

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD current year 01/01/2017 to 03/31/2017	YTD prior year 01/01/2016 to 03/31/2016
6.01	Net cash from operating activities	272,288	348,302
6.01.01	Cash generated from operations	1,418,071	1,200,504
6.01.01.01	Profit for the period before income tax and social contribution	383,043	407,629
6.01.01.02	Depreciation and amortization	376,718	307,968
6.01.01.03	Provision for tax, civil and labor risks	46,675	84,639
6.01.01.04	Interest on debts, inflation adjustment and exchange rate changes	592,962	387,300
6.01.01.05	Pension plan expense (income)	28,831	13,913
6.01.01.06	Loss (gain) on disposal of noncurrent assets	23,020	8,304
6.01.01.07	Deferred taxes (PIS and COFINS)	1,247	8,180
6.01.01.08	Others	(1,412)	-
6.01.01.09	Allowance for doubtful debts	46,696	46,051
6.01.01.10	Share of profit (loss) of investees	(79,709)	(63,480)
6.01.02	Changes in assets and liabilities	(1,145,783)	(852,202)
6.01.02.01	Consumers, concessionaries and licensees	(347,285)	(603,890)
6.01.02.02	Taxes recoverable	(16,784)	(9,948)
6.01.02.04	Escrow deposits	(206,335)	746,730
6.01.02.05	Sectorial financial asset	20,486	1,173,238
6.01.02.06	Receivables - CDE/CCEE	(70,265)	(183,776)
6.01.02.07	Concession financial assets (transmission companies)	(39,636)	(4,321)
6.01.02.08	Other operating assets	(85,564)	4,947
6.01.02.09	Dividend and interest on capital received	84,150	-
6.01.02.11	Trade payables	(479,421)	(1,287,216)
6.01.02.12	Other taxes and social contributions	44,109	(123,495)
6.01.02.13	Other liabilities with private pension plan	(25,499)	(21,779)
6.01.02.14	Regulatory charges	(41,786)	(118,564)
6.01.02.15	Tax, civil and labor risks paid	(60,668)	(67,775)
6.01.02.16	Sector financial liability	562,875	121,352
6.01.02.17	Payables - amounts provided by the CDE	(7,545)	(25,164)
6.01.02.18	Other operating liabilities	132,880	86,650
6.01.02.19	Interest paid on debts and debentures	(457,262)	(446,517)
6.01.02.20	Income tax and social contribution paid	(152,233)	(92,674)
6.02	Net cash from investing activities	(677,755)	(468,595)
6.02.02	Purchases of property, plant and equipment	(294,813)	(236,880)
6.02.03	Securities, pledges and restricted deposits	(51,359)	(23,471)
6.02.04	Purchases of intangible assets	(347,506)	(209,007)
6.02.05	Sale of noncurrent assets	-	753
6.02.06	Intragroup loans	15,923	10
6.03	Net cash from financing activities	(881,717)	(1,156,715)
6.03.01	Borrowings and debentures raised	801,737	417,188
6.03.02	Repayment of principal of borrowings and debentures, net of derivatives	(1,410,704)	(1,524,704)
6.03.03	Settlement of derivatives	(68,761)	(28,310)
6.03.04	Payment of business combination	(2,514)	(16,191)
6.03.05	Dividend and interest on capital paid	(224,437)	(4,698)
6.03.07	Loan agreements with the parent company	22,962	-
6.05	Increase (decrease) in cash and cash equivalents	(1,287,184)	(1,277,008)
6.05.01	Cash and cash equivalents at the beginning of the period	6,164,997	5,682,802
6.05.02	Cash and cash equivalents at the end of the period	4,877,813	4,405,794

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2017 to March 31, 2017

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.04	Capital transactions with owners	-	-	(7,820)	-	-	(7,820)	(3,737)	(11,557)
5.04.06	Dvidends	-	-	(7,820)	-	-	(7,820)	-	(7,820)
5.04.09	Dividends distributed to noncontrolling interests	-	-	-	-	-	-	-	(3,737)
5.05	Total comprehensive income	-	-	-	245,886	-	245,886	(13,765)	232,121
5.05.01	Profit for the period	-	-	-	245,886	-	245,886	(13,765)	232,121
5.06	Internal changes in equity	-	-	26,680	(20,269)	(6,411)	-	(8)	(8)
5.06.04	Share of profit (loss) on comprehensive income of subsidiaries and associates	-	-	-	6,411	(6,411)	-	-	-
5.06.05	Changes in statutory reserve in the period	-	-	26,680	(26,680)	-	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(8)	(8)
5.07	Closing balances	5,741,284	468,014	2,014,215	225,617	(241,043)	8,208,087	2,385,137	10,593,224

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2016 to March 31, 2016

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.04	Capital transactions with owners	-	-	-	-	-	-	(3,377)	(3,377)
5.04.08	Additional dividend approved	-	-	-	-	-	-	(3,377)	(3,377)
5.05	Total comprehensive income	-	-	-	271,349	(1,327)	270,022	(38,902)	231,120
5.05.01	Profit for the period	-	-	-	271,349	-	271,349	(38,902)	232,447
5.05.02	Other comprehensive income	-	-	-	-	(1,327)	(1,327)	-	(1,327)
5.06	Internal changes in equity	-	-	55,094	(48,637)	(6,457)	-	-	-
5.06.05	Changes in statutory reserve in the period	-	-	55,094	(55,094)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	9,784	(9,784)	-	-	-
5.06.07	Tax effects on realization of deemed cost	-	-	-	(3,327)	3,327	-	-	-
5.07	Closing balances	5,348,312	468,082	1,727,575	222,712	177,536	7,944,217	2,413,664	10,357,881

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	YTD current year 01/01/2017 to 03/31/2017	YTD prior 01/01/2016 to 03/31/2016
7.01	Revenues	8,896,526	7,773,904
7.01.01	Sales of goods and services	8,179,148	7,352,192
7.01.02	Other revenues	416,039	217,134
7.01.02.01	Revenue from construction of concession infrastructure	416,039	217,134
7.01.03	Revenues related to construction of own assets	348,035	250,629
7.01.04	Allowance for doubtful debts	(46,696)	(46,051)
7.02	Inputs purchased from third parties	(4,679,612)	(3,554,865)
7.02.01	Cost of sales	(3,586,020)	(2,805,031)
7.02.02	Materials, energy, third-party services and others	(903,503)	(622,458)
7.02.04	Others	(190,089)	(127,376)
7.03	Gross value added	4,216,914	4,219,039
7.04	Retentions	(377,397)	(308,625)
7.04.01	Depreciation and amortization	(305,281)	(246,737)
7.04.02	Others	(72,116)	(61,888)
7.04.02.01	Amortization of concession intangible assets	(72,116)	(61,888)
7.05	Wealth created by the company	3,839,517	3,910,414
7.06	Wealth received in transfer	377,753	398,026
7.06.02	Finance income	298,044	334,546
7.06.03	Others	79,709	63,480
7.07	Total wealth for disbribution	4,217,270	4,308,440
7.08	Wealth distributed	4,217,270	4,308,440
7.08.01	Personnel and charges	349,210	235,212
7.08.01.01	Salaries and wages	217,816	144,395
7.08.01.02	Benefits	113,770	77,724
7.08.01.03	FGTS (Severance Pay Fund)	17,624	13,093
7.08.02	Taxes, fees and contributions	2,877,814	3,178,742
7.08.02.01	Federal	1,404,262	1,848,703
7.08.02.02	State	1,468,374	1,326,061
7.08.02.03	Municipal	5,178	3,978
7.08.03	Lenders and lessors	758,125	662,040
7.08.03.01	Interest	738,422	647,916
7.08.03.02	Rentals	19,703	14,124
7.08.04	Shareholders	232,121	232,446
7.08.04.03	Retained earnings / Loss for the period	232,121	232,446

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Reais, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

This quarter, the decrease in profit was R$ 25,463 when compared with the same period of the prior year (R$ 245,886 in 2017 and R$ 271,349 in 2016) mainly due to the decrease in profit of investees and increase in general administrative expenses.

COMMENTS ON THE CONSOLIDATED PERFORMANCE

	Consolidated
	1st Quarter
	2017	2016	Variation
Gross operating revenue	8,730,385	7,585,647	15.1%
Electricity sales to final consumers (*)	6,821,851	6,463,078	5.6%
Electricity sales to wholesalers (*)	950,802	748,256	27.1%
Revenue from concession infrastructure construction	416,039	217,134	91.6%
Other operating revenues (*)	1,106,695	889,432	24.4%
Sector financial assets and liabilities	(565,003)	(732,253)	-22.8%
Deductions from operating revenue	(3,191,606)	(3,248,878)	-1.8%
Net operating revenue	5,538,779	4,336,769	27.7%
Cost of electric energy	(3,220,654)	(2,528,021)	27.4%
Electricity purchased for resale	(3,018,384)	(2,165,933)	39.4%
Network usage charge	(202,270)	(362,089)	-44.1%
Operating costs and expenses	(1,578,654)	(1,145,572)	37.8%
Personnel	(332,483)	(244,967)	35.7%
Private pension entity	(28,831)	(13,913)	107.2%
Materials	(55,095)	(39,785)	38.5%
Third-party services	(185,253)	(149,220)	24.1%
Depreciation and amortization	(304,323)	(246,081)	23.7%
Amortization of concession intangible asset	(72,116)	(61,887)	16.5%
Cost of concession infrastructure construction	(414,627)	(217,035)	91.0%
Others	(185,924)	(172,685)	7.7%
Income from electric energy services	739,472	663,175	11.5%
Finance income (costs)	(436,138)	(319,027)	36.7%
Finance income	280,711	312,332	-10.1%
Finance costs	(716,850)	(631,359)	13.5%
Share of profit (loss) of investees	79,709	63,480	25.6%
Profit before taxes	383,043	407,629	-6.0%
Social contribution	(40,575)	(47,166)	-14.0%
Income tax	(110,347)	(128,016)	-13.8%
Profit for the period	232,121	232,446	-0.1%

Profit for the period attributable to owners of the Company	245,886	271,349	-9.4%
Profit for the perioid attributable to noncontrolling interests	(13,765)	(38,902)	-64.6%

EBITDA	1,195,765	1,034,769	15.6%

Reconciliation of Profit for the Period and EBITDA
Profit for the Period	232,121	232,446
Depreciation and amortization	376,440	307,968
Amortization of fair value adjustment of assets	145	145
Finance income (costs)	436,138	319,027
Social contribution	40,575	47,166
Income tax	110,347	128,016
EBITDA	1,195,765	1,034,769

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

Gross operating revenue

Gross operating revenue for the 1st quarter of 2017 was R$ 8,730,385, an increase of 15.1% (R$ 1,144,738) compared with the same period of the prior year.

The main factors of this variation were:

•       Increase of 5.6% (R$ 358,773) in the supply of electric energy, justified by the beginning of consolidation of RGE Sul (R$ 1,164,248), increase of 1.5% (R$ 96,828) in the amount of energy sold, offset by the decrease in average tariffs of 13.8% (R$ 902,303), mainly from the decrease in revenue from tariff flags, which, in the first quarter of 2016, was predominantly “red” and negative effect of the Annual Tariff Adjustment (RTA) and Periodic Tariff Adjustment (RTP);

•       Increase of 27.1% (R$ 202,546) in the energy supply, mainly due to:

o   Increase of 21.4% (R$ 100,706) in other concessionaires and licensees, basically due to the increase in the amount sold of 26.1% (R$ 122,926), partially offset by the decrease in the average price of 3.7% (R$ 22,220);

o   Increase of 57.5% (R$ 89,360) in sale of spot market energy in CCEE (Electric Energy Trading Chamber), basically due to the volume sold of 141.4% (R$ 219,609) and beginning of consolidation of RGE Sul (R$ 12,006), offset by the decrease in average price of 37.9% (R$ 142,255);

o   Increase of 10.2% (R$ 12,480) in Furnas due to price adjustment.

•       Increase of 22.8% (R$ 167,251) in sector financial asset and liability, due to a lower liability set up in the period, basically for (i) set up of cost of energy and ESS and CDE charges, Neutrality and Overcontracting, associated to (ii) amortization of approved assets and liabilities, partially offset by the effects of the beginning of consolidation of RGE Sul (R$ 116,648).

•       Increase of 24.4% (R$ 217,264) in other operating revenues, basically due to (i) beginning of consolidation of RGE Sul (R$ 193,840), (ii) low income subsidies and tariff discounts using amounts from the Energy Development Account (“CDE”) (R$ 61,637), offset by the decreases in the adjustment of the concession financial asset (R$ 46,596).

➢  Amount of energy sold

In the 1st quarter of 2017, the amount of energy billed to captive consumers in the period, including other licensees and excluding the acquisition of RGE Sul, presented a decrease of 5.3% when compared with the same quarter of the prior year.

The comments below regarding the performance by consumption class do not consider the acquisition of RGE Sul:

•         The consumption of the residential class represents 43.2% of the total market supplied by distributors. Despite the negative performance of income mass, which, in the accumulated of 12 months (until February 2017) recorded a fall of 2.8%, consumption recorded an increase of 1.5% in the 1st quarter of 2017, in relation to the same period of the prior year, due to the temperature effect and, mainly, due to the vegetation growth.

•         The commercial class, which represents 21.0% of the total market supplied by distributors, presented a drop of 10.4% in the 1st quarter of 2017 in relation to the same period of the prior year. The result partly reflects the behavior of income mass indexes and trade sales in the country (both in the accumulated of 12 months until February 2017), with a drop of 2.8% and 5.4%, respectively, but mainly due to the effect of change of clients to the free market.

•         The industrial class, which represents 14.2% of the total market supplied by distributors, reported a fall of 23.4% in the 1st quarter of 2017 in relation to the same period of the prior year. Such performance is a direct consequence of the poor performance of the country’s industrial activity, which in the 12-month accumulated (until February 2017), recorded a fall of 4.7% and mainly due to the effect of changes of clients to the free market.

•         The other consumption classes (rural, public administration, public utilities and licensees) participate with 21.6% of the total market supplied by distributors. Such classes presented a growth of 2.5% in the 1st quarter of 2017 in relation to the same period of the prior year. This performance reflects the growth in consumption of classes: (i) rural, due to lower rainfall in the first quarter in relation to the same period of the prior year, entailing greater irrigation for the rural activity and (ii) Licensees, which mainly supply to residential consumers.

•         Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was a stagnation of 0.1% when compared with the same period of the prior year. The variation by class presented an increase of 1.5% in the residential class, a fall of 0.7% in the commercial class and a fall of 2.2% in the industrial class. Regarding other classes, there was a growth of 4.0%.

Considering the acquisition of RGE Sul in November 2016, the amount of energy billed to captive consumers in the period, including other licensees in the 1st quarter of 2017, posted a growth of 14.5% when compared with the same quarter of the prior year.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was a growth of 18.1% when compared with the same period of the prior year. The variation by class presented an increase of 20.2% in the residential class, 13.9% in the commercial class, 10.0% in the industrial class and 38.5% in other classes.

➢  Tariffs

In the 1st quarter of 2017, energy supply tariffs decreased on average 13.8%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

Periodic Tariff Review (“RTP”) and Annual Tariff Review (“RTA”)
		2017		2016
Distributor	Month	RTA	Consumer perception (a)	RTA / RTP	Consumer perception (a)
CPFL Paulista	April (b)	-0.80%	-10.50%	9.89%	7.55%
CPFL Piratininga	October	(c)	(c)	-12.54%	-24.21%
RGE	June	(c)	(c)	-1.48%	-7.51%
RGE Sul	April (b)	-0.20%	-6.43%	3.94%	-0.34%
CPFL Santa Cruz	March	-2.44%	-8.42%	22.51%	7.15%
CPFL Leste Paulista	March	-1.20%	-4.15%	21.04%	13.32%
CPFL Jaguari	March	-0.74%	-2.56%	29.46%	13.25%
CPFL Sul Paulista	March	-3.12%	-10.73%	24.35%	12.82%
CPFL Mococa	March	-0.95%	-3.28%	16.57%	9.02%

(a)   represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not reviewed by the independent auditors).

(b)   As described in Note 35.4, in April 2107, the subsidiaries CPFL Paulista and RGE Sul had their tariffs adjusted.

(c)   The respective adjustments for 2017 have not occurred yet.

Deductions from operating revenue

Deductions from operating revenue in the 1st quarter of 2017 were R$ 3,191,606, a decrease of 1.8% (R$ 57,272) in relation to the same quarter of 2016, which mainly occurred due to:

•       Decrease of 23.4% (R$ 294,093) in sector charges, basically due to a decrease (i) in the recognition of effects of tariff flags and others (R$ 319,589), (ii) decrease in Energy Development Account – CDE (R$ 130,090) from the new quota for the year 2017, offset by the increase (i) beginning of consolidation of RGE Sul (R$ 135,195) and (ii) Proinfa (R$ 18,806);

•       Increase of 10.7% (R$ 142,181) on ICMS, mainly due to the beginning of consolidation of RGE Sul (R$ 314,438), offset by a decrease in billed supply;

•       Increase of 14.1% (R$ 93,997) on PIS and COFINS, mainly due to the beginning of consolidation of RGE Sul (R$ 127,612), offset by a decrease in the basis for calculation of these taxes (energy supply).

Cost of electric energy

The cost of electric energy this quarter amounted to R$ 3,220,654 an increase of 27.4% (R$ 692,633) in relation to the same period of the prior year, mainly justified by:

•       Increase of 39.4% (R$ 852,451) in electric energy purchased for resale, due to:

o   increase due to the beginning of consolidation of RGE Sul (R$ 419,167)

o   increase of 16.4% (R$ 265,269) in the amount of energy purchased;

o   increase of 13.3% (R$ 251,252) in average price due to the increase in the difference settlement price (PLD), mainly offset by:

o   decrease of 15.2% (R$ 83,236) in energy purchased from Itaipu mainly due to a tariff decrease;

•       Decrease of 44.1% (R$ 159,819) in transmission and distribution system usage charges, basically due to a decrease in the system service charge – ESS (R$ 197,942), offset by the increase due to the beginning of consolidation of RGE Sul (R$ 37,801).

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, Operating Costs and Expenses this quarter amounted to R$ 1,164,027, an increase of 25.4% (R$ 235,490) compared with the same period of the prior years. This variation is mainly due to:

•       Personnel: increase of 35.7% (R$ 87,516), mainly due to (i) beginning of consolidation of RGE Sul (R$ 41,508) and (ii) effects of the collective labor agreement and increase in the number of employees;

•       Private pension entity: increase of 107.2% (R$ 14,919) due to the recognition of the impact of the actuarial report of 2017;

•       Materials: increase of 38,5% (R$ 15,310), basically due to (i) beginning of consolidation of RGE Sul (R$ 8,723), (ii) maintenance of fleet (R$ 4,450) and (iii) replacement of material for the maintenance of lines and networks (R$ 2,614);

•       Third-party services: increase of 24.1% (R$ 36,033), basically due to the beginning of consolidation of RGE Sul (R$ 31,132);

•       Depreciation and amortization: increase of 23.7% (R$ 58,243), basically due to (i) beginning of consolidation of RGE Sul (R$ 35,958) and (ii) increase of R$ 16,710 in the subsidiary CPFL Renováveis mainly due to the effects of companies entering operation in the period;

•       Amortization of the concession intangible asset: increase of 16.5% (R$ 10,229) mainly due to the beginning of consolidation of RGE Sul (R$ 9,404);

•       Other expenses: increase of 7.7% (R$ 13,240), mainly due to (i) beginning of consolidation of RGE Sul (R$ 23,210), (ii) write-off the concession financial asset update (R$ 2,944), (iii) recovery of expenses (R$ 2,612), (iv) loss on disposal and retirement of assets (R$ 2,519), (v) amortization of GSF premium GSF (R$ 1,115), offset by decreases in (i) legal expenses (R$ 13,467), (ii) expenses with allowance for doubtful debts (R$ 7,382).

Finance income (costs)

Net finance result this quarter presented costs of R$ 436,138, compared with R$ 319,027 in the same period of 2016, an increase in net finance costs of 36.7% (R$ 117,111). Such variation is basically due to:

•       Decrease in finance income of 10.1% (R$ 31,620), basically from decreases in (i) sector financial asset updates (R$ 51,287) and (ii) adjustment for inflation and exchange rate changes (R$ 23,679), partially offset by increase in (i) financial investment earnings (R$ 22,546) and (ii) beginning of consolidation of RGE Sul (R$ 21,772);

•       Increase in finance costs of 13.5% (R$ 85,491), mainly from (i) beginning of consolidation of RGE Sul (R$ 49,570), (ii) debt charges and adjustment for inflation and exchange rate changes (R$ 40,171).

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures, as follows:

	1st Quarter 2017	1st Quarter 2016
Epasa	19,032	15,324
Baesa	1,282	7,185
Enercan	34,151	22,672
Chapecoense	25,389	18,443
Amortization of fair value adjustment of asset	(145)	(145)
Total	79,709	63,480

•         Enercan: increase of R$ 11,479 mainly due to (i) increase in revenue from energy sale of R$ 3,445 basically due to sale contract adjustments, (ii) decrease in cost of energy purchased of R$ 5.571, basically reflecting the decrease in average settlement price and (iii) decrease in other expenses of R$ 1,856, basically due to decrease in the financial compensation fee for the use of water resources;

•         Chapecoense: increase of R$ 6,946 mainly due to the decrease in finance costs of R$ 7,034, due to the decrease in Use of Public Assets.

Social Contribution and Income Tax

Expenses on taxes on profit in the 1° quarter of 2017 were R$ 150,922, a decrease of 13.8% (R$ 24,260) in relation to the one recorded in the same quarter of 2016, which reflects mainly the effects of variation in Profit Before Taxes.

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 232,121, 0.1% (R$ 326) lower than the one of the same period of 2016.

EBITDA (Earnings before depreciation, amortization, finance income and costs, and income tax and social contribution) for the 1st quarter of 2017 was R$ 1,195,765, 15.6% (R$ 160,997) higher than the one determined in the same period of 2016.

COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information - ITR as of March 31, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Financial Information – ITR as of March 31, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Financial Information – ITR as of March 31, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S.A. is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information – ITR as of March 31, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information – ITR as of March 31, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	1st Quarter
	2017	2016	Variation
Gross operating revenue	703,672	488,388	44.1%
Electricity sales to final consumers	436,533	315,769	38.2%
Electricity sales to wholesalers	267,136	172,589	54.8%
Other operating revenues	2	30	-92.7%
Deductions from operating revenue	(84,129)	(57,287)	46.9%
Net operating revenue	619,543	431,101	43.7%
Cost of electric energy	(569,201)	(406,116)	40.2%
Electricity purchased for resale	(569,175)	(406,118)	40.2%
Network usage charge	(25)	1	-2252.2%
Operating expenses	(11,633)	(9,677)	20.2%
Personnel	(7,742)	(5,491)	41.0%
Materials	(34)	(60)	-42.8%
Third-party services	(2,076)	(1,525)	36.2%
Depreciation/amortization	(907)	(969)	-6.4%
Others	(873)	(1,632)	-46.5%
Income from electric energy services	38,709	15,308	152.9%
Finance income (costs)	(11,199)	1,355	-926.2%
Finance income	7,051	9,656	-27.0%
Finance costs	(18,250)	(8,300)	119.9%
Profit before taxes	27,510	16,663	65.1%
Social contribution	(2,522)	(1,500)	68.1%
Income tax	(7,018)	(4,137)	69.6%
Profit for the period	17,970	11,026	63.0%

Profit for the period attributable to owners of the Company	17,970	11,026	63.0%

EBITDA	39,616	16,277	143.4%

Reconciliation of Profit for the Period and EBITDA (*)
Profit for the Period	17,970	11,026
Depreciation and amortization	907	969
Finance income (costs)	11,199	(1,355)
Social contribution	2,522	1,500
Income tax	7,018	4,137
EBITDA	39,616	16,277

(*) information not reviewed by the independent auditors.

Gross Operating Revenue

The gross operating revenue of the 1st quarter of 2017 was R$ 703,672, an increase of R$ 215,284 (44.1%) in relation to the same quarter of 2016, mainly explained by the (i) increase in the amount of energy sold to free consumers and concessionaires (1.433 GWh – R$ 249,461); (ii) gain in operations of CCEE due to an increase in the amount of energy traded (41 GWh – R$ 8,633); partially offset by (iii) a decrease in the average price used in sales in the period (R$ 45,009).

Cost of Electric Energy

Cost of electric energy of the 1st quarter of 2017 was R$ 569,201, an increase of R$ 163,085 (40.2%) in relation to the same quarter of 2016, basically explained by bilateral contracts: increase in volume purchased (1.477 GWh - R$ 207,183) with decrease in average price of 11.6% (R$ 47,106).

Finance Income (Costs)

The finance result determined in the 1st quarter of 2017 was a finance cost of R$ 11,199, a decrease of R$ 12,554 in relation to the same quarter of 2016, mainly explained by the 3rd issue of debentures in the 4th quarter of 2016, which generated an additional finance cost of R$ 13,124.

Profit for the Period and EBITDA

The result determined in the 1st quarter of 2017 was a profit of R$ 17,970, an increase of R$ 6,944 (63.0%) when compared with the same quarter of 2016.

EBITDA (Earnings before finance result, income tax and social contribution and depreciation and amortization) for the 1st quarter of 2017 was R$ 39.616, an increase of 143.4% when compared with the same quarter of 2016, which was R$ 16,277 (information not reviewed by the Independent Auditors).

NOTES TO INTERIM FINANCIAL STATEMENTS

The accompanying notes are an integral part of these interim financial statements.

CPFL ENERGIA

CPFL Energia S.A.

(In thousands of Brazilian reais - R$)

LIABILITIES AND EQUITY	Note	Parent company 3/31/2017	Parent company 12/31/2016	Consolidated 3/31/2017	Consolidated 12/31/2016
Current liabilities					
Trade payables	15	1,874	3,760	2,232,237	2,728,130
Interest on debts	16	-	-	113,733	129,364
Interest on debentures	17	37,549	15,334	325,169	305,180
Borrowings	16	-	-	2,826,371	1,746,284
Debentures	17	-	-	1,119,269	1,242,095
Private pension plan	18	-	-	44,016	33,209
Regulatory charges	19	-	-	339,777	366,078
Taxes, fees and contributions	20	1,589	454	785,682	681,544
Dividends		5,546	218,630	19,970	232,851
Estimated payroll		-	-	127,680	131,707
Derivatives	32	-	-	7,581	6,055
Sector financial liability	8	-	-	1,316,071	597,515
Use of public asset		-	-	10,857	10,857
Other payables	22	16,062	17,577	892,000	807,623
Total current liabilities		**62,620**	**255,755**	**10,160,412**	**9,018,492**
Noncurrent liabilities					
Trade payables	15	-	-	130,767	129,781
Interest on debts	16	-	-	139,342	144,709
Interest on debentures	17	-	-	33,203	29,153
Borrowings	16	-	-	9,226,883	11,023,685
Debentures	17	612,934	612,251	7,546,014	7,423,519
Private pension plan	18	-	-	1,011,715	1,019,233
Taxes, fees and contributions	20	-	-	25,096	26,814
Deferred tax liabilities	9	-	-	1,286,397	1,324,134
Provision for tax, civil and labor risks	21	852	1,008	837,809	833,276
Derivatives	32	-	-	165,825	112,207
Sector financial liability	8	-	-	209,384	317,406
Use of public asset		-	-	87,404	86,624
Allowance for investment losses	12	13,893	19,302	-	-
Other payables	22	32,481	50,628	278,850	309,292
Total noncurrent liabilities		**660,160**	**683,189**	**20,978,689**	**22,779,832**
Equity	23				
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		468,014	468,014	468,014	468,014
Legal reserve		739,102	739,102	739,102	739,102
Statutory reserve - concession financial asset		729,608	702,928	729,608	702,928
Statutory reserve - working capital improvement		545,505	545,505	545,505	545,505
Additional dividend proposed		-	7,820	-	7,820
Accumulated comprehensive income		(241,043)	(234,633)	(241,043)	(234,633)
Retained earnings		225,617	-	225,617	-
		8,208,088	**7,970,020**	**8,208,088**	**7,970,021**
Equity attributable to noncontrolling interests		-	-	2,385,137	2,402,648
Total equity		**8,208,088**	**7,970,020**	**10,593,224**	**10,372,668**
Total liabilities and equity		**8,930,867**	**8,908,964**	**41,732,324**	**42,170,992**

The accompanying notes are an integral part of these interim financial statements.

CPFL ENERGIA

CPFL Energia S.A.

(In thousands of Brazilian reais, except earnings per share)

	Note	Parent company		Consolidated	
		1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016 (Restated *)
Net operating revenue	25	-	1,713	5,538,779	4,336,769
Cost of electric energy services					
Cost of electric energy	26	-	-	(3,220,654)	(2,528,021)
Cost of operation	27	-	-	(669,727)	(524,053)
Cost of services rendered to third parties	27	-	-	(415,267)	(217,536)
Gross profit		-	1,713	1,233,131	1,067,159
Operating expenses	27				
Selling expenses		-	-	(149,218)	(127,356)
General and administrative expenses		(17,166)	(8,044)	(261,564)	(205,091)
Other operating expenses		-	-	(82,877)	(71,537)
Income from electric energy services		(17,166)	(6,331)	739,472	663,175
Equity interests in subsidiaries, associates and joint ventures	12	271,847	281,835	79,709	63,480
Finance income (costs)	28				
Finance income		5,764	9,160	280,711	312,332
Finance costs		(23,106)	(19,601)	(716,850)	(631,359)
		(17,341)	(10,440)	(436,138)	(319,027)
Profit before taxes		237,339	265,063	383,043	407,629
Social contribution	9	3,120	1,967	(40,575)	(47,166)
Income tax	9	5,426	4,318	(110,347)	(128,016)
		8,546	6,285	(150,922)	(175,182)
Profit for the period		245,886	271,349	232,121	232,446
Profit for the period attributable to owners of the Company				245,886	271,349
Profit (loss) for the period attributable to noncontrolling interests				(13,765)	(38,902)
Basic earnings per share attributable to owners of the Company	24	0.24	0.27		
Diluted earnings per share attributable to owners of the Company	24	0.24	0.27

(*) Comprises the effects of note 2.8

The accompanying notes are an integral part of these financial statements

The accompanying notes are an integral part of these financial statements

The accompanying notes are an integral part of these interim financial statements.

The accompanying notes are an integral part of these interim financial statements.

(*) Includes the effects of note 2.8

The accompanying notes are an integral part of these interim financial statements.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2017

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 – 14th floor - Office 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not audited by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,324	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,702	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,466	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-held corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,324	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	210	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	85	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower plants (a)	1,295	688
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower plants	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydropower plant	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower plant	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower plant	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal plants	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower plant	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 small hydropower plants	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas. The plants Carioba and Cariobinha are inactive while they await the position of the Ministry of Mines and Energy on the early termination of their concession and are not included in the table.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At March 31, 2017, CPFL Renováveis had a portfolio of 126 projects of 2,904.1 MW of installed capacity (2,054.3 MW in operation).

•         Hydropower generation: 47 SHP’s (555.3 MW) with 39 SHPs in operation (423 MW) and 8 SHPs under development (132.3 MW);

•         Wind power generation: 70 projects (1,977.7 MW) with 43 projects in operation (1,260.2 MW) and 27 projects under construction/development (717.5 MW);

•         Biomass power generation: 8 plants in operation (370.0 MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(2)  PRESENTATION OF THE INTERIM FINANCIAL INFORMATION

2.1 Basis of presentation

This interim individual (Parent Company) and consolidated financial information has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and its subsidiaries also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or with international Financial Reporting.

The accounting practices and criteria adopted in preparing this individual and consolidated interim financial information are consistent with those adopted in preparing the financial statements at December 31, 2016, and therefore should be read together.

Management states that all significant information specific to interim financial information is disclosed and corresponds to the information used in managing the Company and its subsidiaries.

The interim financial information was approved by Management and authorized for issue on May 4, 2017.

2.2 Basis of measurement

The interim financial information has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 32 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial information requires the Company’s management and its subsidiaries to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Company’s management and its subsidiaries reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

  Note 6 – Consumers, concessionaires and licensees;
  Note 9 – Deferred tax assets and liabilities;
  Note 10 – Concession financial asset;
  Note 13 – Property, plant and equipment and impairment;
  Note 14 – Intangible assets and impairment;
  Note 18 – Private pension plan;
  Note 21 – Provision for tax, civil and labor risks and escrow deposits;
  Note 25 – Net operating revenue; and
  Note 32 – Financial instruments.

2.4 Functional currency and presentation currency

The Company’s and its subsidiaries functional currency is the Brazilian Real, and the individual and consolidated interim financial information is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Company’s and its subsidiaries officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 29 for further details.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment measured at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At March 31, 2017 and December 31, 2016, and for the quarters ended March 31, 2017 and 2016, the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial information in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial information in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

2.8 Restatements in the 1st quarter of 2016 interim financial information

As mentioned in note 2.8 to the financial statements at December 31, 2016, the Company and its electricity distribution subsidiaries, for a better presentation of their operating and financial performance, concluded that the adjustment of the expected cash flow of the indemnifiable financial asset of the concession of each distribution company, previously presented in the line item of finance income, within finance income (costs), should be more properly classified in the group of operating income, together with the other income related to their core activity. This allocation reflects more accurately the electricity distribution business model and allows a better presentation regarding its performance.

According to the guidance in CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiaries changed their accounting policy previously adopted to an accounting policy that better reflects the business performance of the Company and its subsidiaries (for the reasons mentioned above) and, therefore, made the retrospective reclassifications in their corresponding information submitted for comparative purposes corresponding to the statements of profit or loss and value added, in relation to those originally issued on April 29, 2016.

The reclassifications made do not change the total assets, equity and profit for the period, or the statement of cash flows.

The statements of profit or loss and value added, for comparability purposes, are presented below:

Statement of profit or loss for the period

	Consolidated
Reconciliation of statement of profit or loss	1st quarter 2016	Reclassifications	1st quarter 2016 (Restated)

Net operating revenue	4,249,389	87,380	4,336,769
Cost of electric energy services
Cost of electric energy	(2,528,021)	-	(2,528,021)
Cost of operation	(524,053)		(524,053)
Cost of services rendered to third parties	(217,536)	-	(217,536)
Gross profit	979,779	87,380	1,067,159

Operating expenses
Selling expenses	(127,356)	-	(127,356)
General and administrative expenses	(205,091)	-	(205,091)
Other operating expenses	(71,537)	-	(71,537)
Income from electric energy services	575,796	87,380	663,176
Equity interests in subsidiaries, associates and joint ventures	63,480		63,480
Finance income (costs)
Finance income	404,849	(92,517)	312,332
Finance costs	(636,496)	5,137	(631,359)
	(231,647)	(87,380)	(319,027)
Profit before taxes	407,629	-	407,629
Social contribution	(47,166)	-	(47,166)
Income tax	(128,016)	-	(128,016)
	(175,182)	-	(175,182)
Profit for the period	232,446	-	232,446

Statement of value added for the period

	Consolidated
	1st quarter 2016	Reclassifications	1st quarter 2016 (Restated)

1 - Revenues	7,702,844	87,380	7,790,224
1.1 Operating revenues	7,281,132	87,380	7,368,512
1.2 Revenue related to construction of own assets	250,629		250,629
1.3 Revenue from construction of concession infrastructure	217,134		217,134
1.4 Allowance for doubtful debts	(46,051)		(46,051)

2 - (-) Inputs purchased from third parties	(3,571,185)	-	(3,571,185)

3 - Gross value added (1+2)	4,131,659	87,380	4,219,039

4 - Retentions	(308,625)	-	(308,625)

5 - Wealth created by the company (3+4)	3,823,034	87,380	3,910,414

6 - Wealth received in transfer	490,543	(92,517)	398,026
6.1 Finance income	427,063	(92,517)	334,546
6.2 Share of profit (loss) of investees	63,480		63,480

7 - Total wealth for distribution (5+6)	4,313,577	(5,137)	4,308,440

8 - Wealth distributed
8.1 Personnel and charges	235,211	-	235,211
8.2 Taxes, fees and contributions	3,178,742	-	3,178,742
8.3 Lenders and lessors	667,177	(5,137)	662,040
8.3.1 Interest	653,053	(5,137)	647,916
8.3.2 Rentals	14,124		14,124
8.4 Shareholders	232,446	-	232,446
	4,313,577	(5,137)	4,308,440

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information of the Company and its subsidiaries has been prepared based on the same accounting policies described in notes 3.1 to 3.18, disclosed in the financial statements for the year ended December 31, 2016.

(4)  FAIR VALUE MEASUREMENT

A number of the Company’s and its subsidiaries accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

Accordingly, the Company and its subsidiaries measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for which an unforced transaction for the sale of the asset or transfer of the liability would occur between market participants under current market conditions at the measurement date.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants at the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future payment flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32) and also includes the debtor's credit risk rate.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	31/03/2017	31/12/2016	31/03/2017	31/12/2016
Bank balances	2,068	426	78,319	170,884
Short-term financial investments	13,593	64,548	4,799,494	5,994,112
Overnight investment (a)	13,255	64,541	22,545	95,034
Bank certificates of deposit (b)	-	-	2,104,755	2,357,187
Repurchase agreements secured on debentures (b)	-	-	2,741	58,616
Investment funds (c)	338	6	2,669,453	3,483,273
Total	15,661	64,973	4,877,813	6,164,997

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 101.6% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, to 99.7% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at March 31, 2017 and December 31, 2016:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	31/03/2017	31/12/2016
Current
Consumer classes
Residential	688,413	462,977	79,855	1,231,245	932,380
Industrial	247,922	84,825	84,306	417,052	386,826
Commercial	263,386	98,628	50,967	412,981	317,111
Rural	70,584	22,384	6,109	99,077	97,444
Public administration	70,488	14,998	15,474	100,960	94,348
Public lighting	55,220	5,604	3,655	64,479	73,142
Public utilities	79,443	5,820	8,101	93,364	97,503
Billed	1,475,456	695,236	248,467	2,419,158	1,998,754
Unbilled	1,082,597	-	-	1,082,597	1,095,188
Financing of consumers' debts	209,826	15,716	33,527	190,453	170,982
CCEE transactions	187,998	1,505	3,149	192,652	289,761
Concessionaires and licensees	349,985	4,558	7,679	362,222	390,333
Others	48,061	-	-	48,053	39,974
	3,353,923	717,015	292,822	4,295,135	3,984,991
Allowance for doubtful debts				(229,670)	(219,098)
Total				4,065,465	3,765,893

Noncurrent
Financing of consumers' debts	195,634	-	-	195,634	198,875
Free energy	5,601	-	-	5,601	5,436
CCEE transactions	41,301	-	-	41,301	41,301
	242,536	-	-	242,536	245,612
Allowance for doubtful debts				(38,120)	(42,427)
Total				204,416	203,185

Allowance for doubtful debts

Movements in the allowance for doubtful debts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
At December 31, 2016	(261,525)	(27,992)	(289,517)
Allowance - (recognition) reversal	(70,625)	(344)	(70,969)
Recovery of revenue	24,275	-	24,275
Write-off of accrued receivables	40,085	471	40,556
At March 31, 2017	(267,790)	(27,865)	(295,655)

Current	(229,670)	(27,865)	(257,535)
Noncurrent	(38,120)	-	(38,120)

(7)  TAXES RECOVERABLE

	Parent company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Current
Prepayments of social contribution - CSLL	-	5,508	3,799	14,141
Prepayments of income tax - IRPJ	-	2,282	7,780	35,534
Withholding income tax - IRRF on interest on capital	3,126	3,126	3,126	3,642
Income tax and social contribution to be offset	54,176	45,457	135,383	94,268
Withholding income tax - IRRF	27,315	26,150	122,197	115,189
State VAT - ICMS to be offset	-	-	92,118	82,090
Social Integration Program - PIS	53	52	8,799	9,062
Contribution for Social Security financing - COFINS	269	262	39,928	39,984
National Social Security Institute - INSS	-	-	6,697	6,374
Others	-	-	3,228	3,564
Total	84,938	82,836	423,054	403,848

Noncurrent
Social contribution to be offset - CSLL	-	-	56,333	55,498
Income tax to be offset - IRPJ	-	-	10,038	10,037
State VAT - ICMS to be offset	-	-	129,420	122,415
Social Integration Program - PIS	-	-	812	800
Contribution for Social Security Funding - COFINS	-	-	3,740	3,687
Others	-	-	5,595	5,849
Total	-	-	205,938	198,286

(8)     SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

	Consolidated
	As at December 31, 2016			Operating revenue		Finance income or cost	Receipt	As at March 31, 2017
	Granted	Approved	Total	Constitution	Realization	Inflation adjustment	Tariff flag (note 25.4)	Granted	Approved	Total
Parcel "A"	(762,573)	190,369	(572,203)	(346,402)	(281,255)	(20,566)	(18,359)	(1,097,303)	(141,481)	(1,238,784)
CVA (*)
CDE (**)	(342,161)	(70,301)	(412,462)	(165,290)	(41,251)	(12,968)	-	(496,009)	(135,962)	(631,971)
Electric energy cost	(506,490)	(239,777)	(746,267)	117,038	150,046	(27,020)	(18,063)	(388,011)	(136,255)	(524,266)
ESS and EER (***)	(406,568)	(124,411)	(530,979)	(318,212)	73,268	(16,518)	(152)	(689,972)	(102,620)	(792,592)
Proinfa	3,492	31,414	34,906	(17,614)	(14,581)	1,462	-	(12,893)	17,066	4,173
Basic network charges	27,527	9,660	37,187	17,626	(7,600)	992	-	38,636	9,569	48,205
Pass-through from Itaipu	147,012	442,911	589,923	26,475	(387,084)	25,499	-	135,798	119,016	254,814
Transmission from Itaipu	7,646	7,281	14,927	1,629	(4,473)	439	-	8,886	3,636	12,522
Neutrality of industry charges	142,091	164,375	306,466	(431)	(93,552)	2,330	-	140,407	74,406	214,813
Overcontracting	164,878	(30,782)	134,096	(7,625)	43,973	5,218	(144)	165,855	9,663	175,518
Other financial components	(182,958)	(159,759)	(342,717)	(582)	63,237	(6,610)	-	(185,241)	(101,431)	(286,671)
Refunds due to court injunctions (note 25.3)	(76,615)	(132,410)	(209,025)	(2,731)	34,642	(2,060)	-	(84,163)	(95,011)	(179,174)
Others	(106,343)	(27,349)	(133,692)	2,149	28,595	(4,550)	-	(101,078)	(6,420)	(107,497)

Total	(945,530)	30,612	(914,918)	(346,984)	(218,018)	(27,176)	(18,359)	(1,282,544)	(242,912)	(1,525,455)

Current liabilities			(597,515)							(1,316,071)
Noncurrent liabilities			(317,406)							(209,384)

(*)            Deferred tariff costs and gains variations from Parcel “A” items

(**)          Energy Development Account – CDE

(***)         System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2016.

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax assets and liabilities

	Parent company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Social contribution credit (debit)
Income tax and social contribution losses	45,951	42,841	112,205	123,389
Tax benefit of merged goodwill	-	-	84,433	86,377
Nondeductible temporary differences	1,136	1,125	(304,699)	(332,750)
Subtotal	47,087	43,966	(108,061)	(122,984)

Income tax credit (debit)
Income tax and social contribution losses	129,378	123,980	324,161	358,683
Tax benefit of merged goodwill	-	-	289,177	295,987
Nondeductible temporary differences	3,155	3,126	(845,375)	(923,383)
Subtotal	132,533	127,106	(232,037)	(268,713)

PIS and COFINS credit (debit)
Nondeductible temporary differences	-	-	(10,827)	(9,580)

Total	179,619	171,073	(350,926)	(401,276)

Total tax asset	179,619	171,073	935,471	922,858
Total tax liability	-	-	(1,286,397)	(1,324,134)

The expected recovery of the deferred tax assets recorded in noncurrent assets, arising from nondeductible temporary differences, tax benefit of merged goodwill and income tax and social contribution losses, the breakdown of which is described in the financial statements at December 31, 2016, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Supervisory Board.  To reflect adequately the effective rate of the taxes on profit, deferred tax assets are recognized monthly on any losses for companies that have positive projections, in accordance with such studies.

9.2    Tax benefit of merged intangible asset

Refers to the tax credit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	3/31/2017		12/31/2016
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	49,341	137,058	50,497	140,270
CPFL Piratininga	11,992	41,155	12,251	42,044
RGE	23,100	95,399	23,629	97,584
CPFL Geração	-	15,565	-	16,090
Total	84,433	289,177	86,377	295,987

9.3    Accumulated balances on nondeductible temporary differences

	Consolidated
	3/31/2017			12/31/2016
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Nondeductible temporary differences
Provision for tax, civil and labor risks	45,451	126,252	-	45,065	125,182	-
Private pension fund	1,863	5,175	-	1,711	4,753	-
Allowance for doubtful debts	26,983	74,951	-	26,543	73,729	-
Free energy supply	7,921	22,003	-	7,718	21,440	-
Research and development and energy efficiency programs	18,859	52,386	-	17,474	48,538	-
Personnel-related provisions	4,265	11,846	-	3,422	9,506	-
Depreciation rate difference	6,054	16,817	-	6,200	17,223	-
Derivatives	(31,145)	(86,513)	-	(54,368)	(151,023)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(8,303)	(23,063)	-	(8,355)	(23,208)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(108,504)	(300,259)	(7,582)	(104,080)	(287,990)	(6,157)
Actuarial losses (IFRS/CPC)	25,487	70,797	-	25,390	70,527	-
Other adjustments (IFRS/CPC)	(8,821)	(24,502)	-	(10,022)	(27,838)	-
Accelerated depreciation	(87)	(242)	-	(73)	(204)	-
Others	4,908	13,443	(3,245)	4,491	12,281	(3,423)
Nondeductible temporary differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(54,413)	(151,146)	-	(55,223)	(153,398)	-
Actuarial losses (IFRS/CPC)	49,698	138,051	-	49,698	138,051	-
Nondeductible temporary differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	22,402	62,227	-	22,771	63,252	-
Deferred taxes - liability:
Fair value of property, plant and equipment (value added of assets)	(27,057)	(75,157)	-	(27,472)	(76,310)	-
Value added derived from determination of deemed cost	(66,964)	(186,010)	-	(78,443)	(217,897)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(191,470)	(531,862)	-	(183,443)	(509,563)	-
Other temporary differences	(21,827)	(60,569)	-	(21,754)	(60,435)	-
Total	(304,699)	(845,375)	(10,827)	(332,750)	(923,383)	(9,580)

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters ended March 31, 2017 and 2016:

	Parent company
	1st quarter 2017		1st quarter 2016
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	237,339	237,339	265,063	265,063
Reconciliation to reflect effective rate:
Share of profit (loss) of investees	(271,847)	(271,847)	(281,835)	(281,835)
Amortization of intangible asset acquired	(3,382)	-	(3,382)	-
Other permanent additions (exclusions), net	3,222	12,802	(1,703)	(501)
Tax base	(34,668)	(21,706)	(21,856)	(17,272)
Statutory rate	9%	25%	9%	25%
Total	3,120	5,426	1,967	4,318

Current	-	-	(5,542)	(16,401)
Deferred	3,120	5,426	7,509	20,719

	Consolidated
	1st quarter 2017		1st quarter 2016
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	383,043	383,043	407,629	407,629
Reconciliation to reflect effective rate:
Share of profit (loss) of investees	(79,709)	(79,709)	(63,480)	(63,480)
Amortization of intangible asset acquired	12,162	15,689	12,162	15,689
Effect of presumed profit regime	(48,719)	(63,623)	12,194	2,062
Adjustment of revenue from excess demand and excess reactive power	30,250	30,250	31,231	31,231
Tax incentive - operating profit	-	(6,501)	-	(5,044)
Other permanent additions (exclusions), net	4,023	13,395	(9,453)	(9,526)
Tax base	301,050	292,544	390,283	378,560
Statutory rate	9%	25%	9%	25%
Tax credit (debit)	(27,095)	(73,136)	(35,125)	(94,640)
Recognized (unrecognized) tax credit, net	(13,481)	(37,212)	(12,041)	(33,376)
Total	(40,576)	(110,347)	(47,166)	(128,016)

Current	(55,497)	(147,023)	(78,522)	(206,555)
Deferred	14,922	36,676	31,356	78,538

(10)     CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
As at December 31, 2016	5,193,511	180,333	5,373,844
Current	-	10,700	10,700
Noncurrent	5,193,511	169,633	5,363,144

Additions	155,263	37,605	192,868
Adjustment of expected cash flow	48,923	-	48,923
Adjustment - financial asset measured at amortized cost	-	6,060	6,060
Cash receipt - RAP	-	(2,618)	(2,618)
Disposals	(6,272)	-	(6,272)

As at March 31, 2017	5,391,425	221,380	5,612,805
Current	-	10,836	10,836
Noncurrent	5,391,425	210,544	5,601,969

The balance refers to the financial asset corresponding to the right established in the concession agreements of the energy distribution (measured at fair value) and transmission (measured at amortized cost) companies to receive cash (i) through compensation at the time assets are handed over to the granting authority at the end of the concession, and (ii) the transmission companies’ right to receive cash over the concession period through allowed annual revenue ("RAP").

For energy distribution companies, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance to the expected cash flow receipts at fair value (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 25) in the statement of profit or loss for the period (R$ 48,923 in the 1st quarter of 2017and R$ 87,380 in the 1st quarter of 2016).

For energy transmission companies, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received over the concession period, and the compensation to be received at the time assets are handed over to the granting authority. The adjustment of R$ 6,060 is recognized against other operating revenues and income (R$ 3,428 in the 1st quarter of 2016).

(11)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Advances - Fundação CESP	7,862	7,533	-	-
Advances to suppliers	19,900	15,787	-	-
Pledges, funds and restricted deposits	123,083	106,925	578,001	533,719
Orders in progress	214,564	203,344	-	-
Services rendered to third parties	9,457	9,385	-	-
Energy pre-purchase agreements	13,521	-	28,043	27,302
Collection agreements	780	1,273	-	-
Prepaid expenses	73,648	65,668	23,830	20,942
GSF Renegotiation	12,639	12,722	26,041	28,935
Receivables - Eletrobras	283,817	213,552	-	-
Advances to employees	32,076	15,940	-	-
Leases	18,798	19,281	49,194	50,541
Others	129,965	153,764	90,390	104,815
(-) Allowance for doubtful debts (note 6)	(27,865)	(27,992)	-	-
Total	912,245	797,181	795,499	766,253

Receivables – Eletrobras: refer to: (i) low-income subsidies amounting to  R$ 20,597 (R$ 17,239 at December 31, 2016), (ii) other tariff discounts granted to consumers amounting to R$ 245,915 (R$ 164,396 at December 31, 2016), and (iii) tariff discounts – court injunctions amounting to R$ 17,305 (R$ 31,917 at December 31, 2016) - note 25.3.1.

In the 1st quarter of 2017, the subsidiaries offset the receivables relating to the Eletrobrás account with the payables relating to the Energy Development Account (CDE) (note 19) amounting to R$ 102,641, of which (i) R$ 32,912 based on an injunction obtained in May 2015, and (ii) R$ 69,729 authorized by Order No. 1,576/2016.

(12)   INVESTMENTS

	Parent company		Consolidated
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Permanent equity interests - equity method
By equity method of the subsidiary	6,105,511	5,811,894	1,476,171	1,482,533
Fair value of assets, net	676,954	692,632	11,075	11,219
Advance for future capital increases	1,375,520	1,355,520	-	-
Goodwill	6,054	6,054	-	-
Total	8,164,039	7,866,100	1,487,245	1,493,753

12.1Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

		3/31/2017				3/31/2017	12/31/2016	1st quarter 2017	1st quarter 2016
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	8,868,556	905,948	1,115,668	52,268	1,115,668	1,063,400	52,268	104,295
CPFL Piratininga	53,096,770	3,771,497	235,556	387,117	31,363	387,117	355,755	31,363	68,383
CPFL Santa Cruz	371,772	442,375	74,862	149,840	9,321	149,840	140,520	9,321	6,514
CPFL Leste Paulista	892,772	171,062	29,212	55,414	2,561	55,414	52,853	2,561	686
CPFL Sul Paulista	454,958	198,994	28,492	61,102	2,207	61,102	58,895	2,207	1,926
CPFL Jaguari	209,294	139,728	20,632	29,863	(392)	29,863	30,255	(392)	3,746
CPFL Mococa	117,199	115,764	16,004	35,789	1,965	35,789	33,824	1,965	1,613
RGE	1,019,790	4,215,081	1,213,180	1,653,875	39,555	1,653,875	1,614,320	39,555	49,149
CPFL Geração	205,492,020	6,678,296	1,043,922	2,253,056	94,672	2,253,056	2,158,384	94,672	46,463
CPFL Jaguari Geração (*)	40,108	48,060	40,108	46,275	1,176	46,275	45,099	1,176	221
CPFL Brasil	2,999	889,327	2,999	127,024	17,970	127,024	109,054	17,970	11,026
CPFL Planalto (*)	630	3,137	630	2,957	856	2,957	2,101	856	486
CPFL Serviços	1,509,882	193,992	50,143	112,919	(5,049)	112,919	97,968	(5,049)	(1,752)
CPFL Atende (*)	13,991	25,462	13,991	18,989	1,839	18,989	17,150	1,839	1,759
Nect (*)	2,059	21,926	2,059	13,328	3,034	13,328	10,295	3,034	1,814
CPFL Total (*)	19,005	34,977	19,005	32,399	4,829	32,399	27,570	4,829	2,372
CPFL Jaguariuna (*)	3,156	1,686,452	3,156	1,685,231	29,071	1,285,231	1,256,161	29,071	(22)
CPFL Telecom	55,420	51,522	55,420	(13,893)	(6,092)	(13,893)	(19,302)	(6,092)	(6,926)
CPFL Centrais Geradoras (*)	16,128	16,827	16,128	15,755	295	15,755	15,459	295	(405)
CPFL ESCO	48,164	101,796	48,164	62,968	1,426	62,968	61,543	1,426	2,440
AUTHI (*)	2,610	28,220	2,610	21,461	4,651	21,461	16,810	4,651	3,725
Subtotal - by subsidiary's equity						7,467,137	7,148,112	287,526	297,513
Amortization of fair value adjustment of assets						-	-	(15,678)	(15,678)
Total						7,467,137	7,148,112	271,847	281,835

Investment						6,105,511	5,811,894
Advance for future capital increases						1,375,520	1,355,520
Allowance for investment losses						(13,893)	(19,302)

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the fair value adjustments (value added) of net assets of R$ 15,678 (R$ 15,678 in the 1st quarter of 2016) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

At March 31, 2017, the balances of advance for future capital increase comprised advances to the following subsidiaries: (i) R$ 1,299,520 to CPFL Jaguariúna, (ii) R$ 76,000 to CPFL Serviços; and (iii) R$ 40,500 to CPFL Telecom (allowance for investment loss).

The movements, in the parent company, of the balances of investments in subsidiaries are as follows:

Investment	Investment at 12/31/2016	Share of profit (loss) of investees	Advance for future capital increases	Investment at 3/31/2017
CPFL Paulista	1,063,400	52,268	-	1,115,668
CPFL Piratininga	355,755	31,363	-	387,117
CPFL Santa Cruz	140,520	9,321	-	149,840
CPFL Leste Paulista	52,853	2,561	-	55,414
CPFL Sul Paulista	58,895	2,207	-	61,102
CPFL Jaguari	30,255	(392)	-	29,863
CPFL Mococa	33,824	1,965	-	35,789
RGE	1,614,320	39,555	-	1,653,875
CPFL Geração	2,158,384	94,672	-	2,253,056
CPFL Jaguari Geração	45,099	1,176	-	46,275
CPFL Brasil	109,054	17,970	-	127,024
CPFL Planalto	2,101	856	-	2,957
CPFL Serviços	97,968	(5,049)	20,000	112,919
CPFL Atende	17,150	1,839	-	18,989
Nect	10,295	3,034	-	13,328
CPFL Total	27,570	4,829	-	32,399
CPFL Jaguariuna	1,256,161	29,071	-	1,285,231
CPFL Telecom	(19,302)	(6,092)	11,500	(13,893)
CPFL Centrais Geradoras	15,459	295	-	15,755
CPFL ESCO	61,543	1,426	-	62,968
AUTHI	16,810	4,651		21,461
	7,148,112	287,526	31,500	7,467,137

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

	3/31/2017	12/31/2016	1st quarter 2017	1st quarter 2016
Investments in joint ventures	Share of equity		Share of profit (loss)

Baesa	177,196	175,914	1,282	7,185
Enercan	596,852	562,701	34,151	22,672
Chapecoense	476,342	537,170	25,388	18,443
EPASA	225,781	206,749	19,032	15,324
Fair value adjustments of assets, net	11,075	11,219	(145)	(145)
	1,487,245	1,493,753	79,709	63,480

12.2Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial information, these amounts are classified as Intangible Assets (note 14).

12.3Dividends and interest on capital receivable

At March 31, 2017 and December 31, 2016, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividend		Interest on capital		Total
Subsidiary	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016
CPFL Piratininga	72,080	72,080	-	-	72,080	72,080
CPFL Sul Paulista	8,641	8,641	1,986	1,986	10,627	10,627
CPFL Jaguari	6,115	6,115	-	-	6,115	6,115
RGE	-	24,672	-	-	-	24,672
CPFL Geração	277,086	396,086	-	-	277,086	396,086
CPFL Jaguari Geração	1,664	1,664	-	-	1,664	1,664
CPFL Brasil	58,350	86,020	1,650	1,650	60,000	87,671
CPFL Atende	-	1,953	-	554	-	2,507
Nect Serviços	-	5,600	-	-	-	5,600
CPFL ESCO	9,565	9,565	16,325	16,325	25,890	25,891
AUTHI	-	10,064	-	-	-	10,064
	433,501	622,463	19,961	20,515	453,463	642,978

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 75,395 at March 31, 2017 (R$ 73,328 at December 31, 2016) related basically to joint ventures.

12.4Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2016	263,719	2,060,963	77,966	2,402,648
Equity interest and voting capital	35.00%	48.40%	40.07%

Equity attributable to noncontrolling interests	10,985	(25,598)	847	(13,765)
Dividends	-	(2,524)	(1,213)	(3,737)
Other movements	-	-	(8)	(8)
At March 31, 2017	274,705	2,032,841	77,592	2,385,137
Equity interest and voting capital	35.00%	48.40%	40.07%

12.4.2    Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at March 31, 2017 and December 31, 2016 and the quarters ended March 31, 2017 and 2016 is as follows:

	3/31/2017			12/31/2016
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	327,226	1,207,712	38,657	288,538	1,398,797	39,429
Cash and cash equivalents	275,871	731,682	24,830	238,241	908,982	24,688
Noncurrent assets	915,489	11,287,985	122,413	927,948	11,066,086	122,991

Current liabilities	132,588	1,397,062	43,709	121,646	1,313,466	10,799
Borrowings and debentures	60,900	926,414	35,729	60,162	889,981	324
Other financial liabilities	17,365	92,038	1,005	20,800	85,523	1,056
Noncurrent liabilities	325,256	6,718,015	241	341,356	6,713,610	36,404
Borrowings and debentures	237,852	5,532,693	-	254,732	5,517,890	36,167
Other financial liabilities	87,404	633	-	86,624	633	-
Equity	784,871	4,380,620	117,121	753,484	4,437,807	115,217
Equity attributable to owners of the Company	784,871	4,268,264	117,121	753,484	4,324,589	115,217
Equity attributable to noncontrolling interests	-	112,356	-	-	113,218	-

	1st quarter 2017			1st quarter 2016
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	74,883	(370,933)	9,522	76,730	278,746	7,593
Operating costs and expenses	(14,833)	(134,463)	(5,841)	(14,520)	(111,030)	(7,008)
Depreciation and amortization	(11,153)	(150,833)	(1)	(11,310)	(133,297)	(1)
Interest income	8,881	36,385	736	6,324	26,459	885
Interest expense	(7,977)	(150,878)	(353)	(7,469)	(138,924)	(409)
Income tax expense	(16,160)	(12,146)	(614)	(16,833)	(7,221)	262
Profit (loss) for the period	31,386	(54,664)	2,115	32,305	(105,897)	134
Attributable to owners of the Company	31,386	(56,325)	2,115	32,305	(107,796)	134
Attributable to noncontrolling interests	-	1,662	-	-	1,899	-

12.4.3    Joint ventures

The summarized financial information on joint ventures at March 31, 2017 and December 31, 2016 and the  quarters ended March 31,  2017 and 2016 is as follows:

	3/31/2017				12/31/2016
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	494,645	51,742	428,705	266,878	405,874	54,703	577,296	257,082
Cash and cash equivalents	375,459	21,370	220,437	94,575	288,956	18,946	280,083	85,709
Noncurrent assets	1,160,824	1,102,799	2,850,001	547,204	1,174,869	1,117,120	2,892,371	562,462

Current liabilities	218,974	115,368	345,327	137,359	196,760	116,192	391,402	172,401
Borrowings and debentures	85,161	87,077	138,096	35,596	87,560	87,032	137,753	35,555
Other financial liabilities	6,518	22,323	82,270	65,503	7,848	24,119	78,372	62,762
Noncurrent liabilities	211,507	330,556	1,999,374	253,461	229,085	352,142	2,024,989	259,559
Borrowings and debentures	134,216	39,865	1,263,568	210,563	153,020	63,196	1,292,239	218,891
Other financial liabilities	26,344	278,031	733,529	25,394	26,254	276,600	730,494	28,686
Equity	1,224,989	708,617	934,004	423,262	1,154,897	703,489	1,053,275	387,584

	1st quarter 2017				1st quarter 2016
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	143,373	53,089	203,703	166,659	137,284	73,344	191,257	138,129
Operating costs and expenses	(28,865)	(24,077)	(45,205)	(110,083)	(42,523)	3,307	(37,510)	(82,846)
Depreciation and amortization	(13,355)	(12,661)	(31,710)	(8,148)	(13,435)	(13,450)	(32,006)	(8,183)
Interest income	11,857	1,560	7,769	2,599	7,276	4,027	9,009	3,350
Interest expense	(6,971)	(3,883)	(29,340)	(5,029)	(9,964)	(5,195)	(31,995)	(6,370)
Income tax expense	(36,101)	(2,635)	(31,195)	(7,968)	(23,966)	(14,810)	(18,941)	(12,123)
Profit (loss) for the period	70,092	5,128	49,781	35,678	46,533	28,735	36,163	28,730
Equity interest and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of the BNDES.

12.4.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measurements not reviewed by the independent auditors).

12.5Business combination - Acquisition of AES Sul Distribuidora Gaúcha de Energia S.A.  (“AES Sul”)

As presented in the note 13.4.1 of financial statements for the year ended at December 31, 2016, the Company acquired, on October 31, 2016, 100% of  the shares of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), currently RGE Sul, through its wholly-owned subsidiary CPFL Jaguariúna Ltda., shares until then held by AES Guaíba II Empreendimentos Ltda. (“seller”), indirect wholly-owned subsidiary of The AES Corporation.

The acquisition was made under the conditions disclosed in the Note and the fair values were determined provisionally for the financial statements, based on Management analyses. Confirmation of the fair values was pending completion of the economic-financial assessment report prepared by an independent assessor. Accordingly, no adjustment to the fair values of assets and liabilities was recognized in the reporting period for the interim financial statements at March 31, 2017.

There were no other business combinations in the first quarter of 2017.

(13)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As at December 31, 2016	176,145	1,394,162	1,153,220	6,655,391	76,217	7,562	250,302	9,712,998
Historical cost	206,330	2,060,191	1,652,934	9,066,408	106,920	21,507	250,302	13,364,592
Accumulated depreciation	(30,185)	(666,028)	(499,714)	(2,411,017)	(30,704)	(13,945)	-	(3,651,594)

Additions	-	-	-	85	-	-	314,217	314,302
Disposals	-	-	-	(14)	(85)	(38)	(7)	(143)
Transfers	24	85	8,760	275,235	8,108	185	(292,397)	-
Transfers from/to other assets - cost	-	-	(416)	(794)	(145)	127	108	(1,118)
Depreciation	(2,010)	(19,706)	(16,000)	(103,404)	(4,312)	(402)	-	(145,835)
Write-off of depreciation	-	-	23	45	5	-	-	72
Transfers from/to other assets - depreciation	7	-	10	-	9	(9)	-	16

As at March 31, 2017	174,166	1,374,541	1,145,597	6,826,544	79,796	7,425	272,223	9,880,291
Historical cost	206,354	2,060,275	1,661,278	9,340,943	114,798	21,780	272,223	13,677,651
Accumulated depreciation	(32,189)	(685,734)	(515,682)	(2,514,399)	(35,002)	(14,355)	-	(3,797,360)

Average depreciation rate	3.86%	3.69%	3.30%	4.19%	14.31%	10.01%

The balance of construction in progress, in consolidated, refers mainly to works in progress of the operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 241,140 at March 31, 2017 (R$ 182,181 at December 31, 2016).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated, in the 1st quarter of 2017, R$ 19,503 were capitalized at a rate of 11.18% (R$ 10,528, at a rate of 11.49%, in the 1st quarter of 2016) (note 28).

In the consolidated, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization” (note 26).

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Use of public asset
As at December 31, 2016	6,115	4,466,516	5,550,502	666,008	27,324	59,147	10,775,613
Historical cost	6,152	7,602,941	11,987,109	666,008	35,840	183,138	20,481,188
Accumulated amortization	(37)	(3,136,425)	(6,436,607)	-	(8,516)	(123,990)	(9,705,575)

Additions	-	-	-	351,320	-	840	352,160
Amortization	-	(72,116)	(156,492)	-	(355)	(2,320)	(231,283)
Transfer - intangible assets	-	-	154,243	(154,243)	-	-	-
Transfer - financial asset	-	-	(1,034)	(154,228)	-	-	(155,262)
Disposal and transfer - other assets	-	-	(10,402)	(8,577)	-	1,150	(17,829)

As at March 31, 2017	6,115	4,394,400	5,536,818	700,279	26,969	58,817	10,723,398
Historical cost	6,152	7,602,941	14,185,035	700,279	35,840	185,167	22,715,414
Accumulated amortization	(37)	(3,208,541)	(8,648,217)	-	(8,871)	(126,350)	(11,992,016)

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the consolidated, for the 1st quarter of 2017, R$ 4,654 were capitalized at a rate of 8.33% p.a. (R$ 2,266 at a rate of 7.57% in the 1st quarter of 2016,) (note 29).

In the consolidated, the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 26).

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	Consolidated
	3/31/2017			12/31/2016	Annual amortization rate
	Historical cost	Accumulated amortization	Net value	Net value	2017	2016
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(199,514)	105,347	107,843	3.28%	3.28%
CPFL Piratininga	39,065	(24,069)	14,995	15,319	3.31%	3.31%
RGE	3,150	(1,727)	1,423	1,457	4.24%	4.24%
CPFL Geração	54,555	(34,104)	20,450	20,912	3.38%	3.38%
CPFL Jaguari Geração	7,896	(3,649)	4,247	4,314	3.41%	3.41%
	409,527	(263,064)	146,463	149,845

Subsidiaries
CPFL Renováveis	3,717,093	(760,690)	2,956,403	2,995,028	4.16%	5.39%
RGE Sul	101,055	(3,828)	97,227	99,524	9.09%	9.09%
RGE	618	(156)	462	473	7.06%	7.06%
	3,818,766	(764,674)	3,054,092	3,095,025

Subtotal	4,228,294	(1,027,738)	3,200,554	3,244,869

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(868,249)	252,018	257,924	2.11%	2.11%
RGE Sul	312,741	(11,866)	300,875	307,982	9.09%	9.09%
CPFL Geração	426,450	(315,989)	110,461	112,953	2.34%	2.34%
Subtotal	1,859,457	(1,196,103)	663,354	678,859

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(730,512)	343,514	351,565	3.00%	3.00%
CPFL Piratininga	115,762	(71,325)	44,436	45,395	3.31%	3.31%
RGE	310,128	(174,830)	135,298	138,469	4.09%	4.09%
CPFL Jaguari Geração	15,275	(8,032)	7,243	7,358	3.01%	3.01%
Subtotal	1,515,190	(984,699)	530,491	542,787

Total	7,602,941	(3,208,541)	4,394,400	4,466,516

(15)   TRADE PAYABLES

	Consolidated
	3/31/2017	12/31/2016
Current
System service charges	27,035	59,935
Energy purchased	1,631,278	1,868,950
Electricity network usage charges	120,968	121,884
Materials and services	317,062	545,468
Free energy	135,893	131,893
Total	2,232,237	2,728,130

Noncurrent
Energy purchased	130,135	129,148
Materials and services	633	633
Total	130,767	129,781

(16)   INTEREST ON DEBTS AND BORROWINGS

	Consolidated
	3/31/2017				12/31/2016
	Interest - Current and noncurrent	Principal		Total	Interest - Current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Local currency
Investment	17,655	766,645	4,539,374	5,323,674	17,827	842,015	4,606,227	5,466,069
Rental assets	27	1,102	3,670	4,799	38	1,034	3,955	5,028
Financial Institutions	218,522	293,886	1,419,971	1,932,379	234,096	255,355	1,517,251	2,006,702
Others	-	18,985	38,624	57,608	50	59,756	42,370	102,176
Total at cost	236,204	1,080,619	6,001,639	7,318,461	252,011	1,158,159	6,169,803	7,579,974

Measured at fair value
Foreign currency
Financial Institutions	16,870	1,745,467	3,238,752	5,001,089	22,062	595,101	4,922,463	5,539,626
Mark to market	-	3,816	14,656	18,472	-	(1,764)	(35,651)	(37,415)
Total at fair value	16,870	1,749,283	3,253,408	5,019,561	22,062	593,337	4,886,812	5,502,211

Borrowing costs *	-	(3,530)	(28,163)	(31,693)	-	(5,213)	(32,930)	(38,143)

Total	253,074	2,826,371	9,226,883	12,306,329	274,073	1,746,284	11,023,685	13,044,041

(*) In accordance with CPC 38/IAS 39, this refers to the borrowing costs directly attributable to the issuance of the respective debts.

	Consolidated
Measured at amortized cost	3/31/2017	12/31/2016	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	28,622	37,078	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	3,201	3,638	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	28,947	30,835	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	137,970	149,984	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	8,530	8,907	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	156,500	163,404	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	55,805	57,798	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	72,075	73,435	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	126,752	132,622	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	23,243	25,356	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	15,416	19,970	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,032	1,173	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	15,053	16,035	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	40,325	43,836	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,240	2,339	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	38,945	40,664	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	40,849	41,620	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	62,867	65,778	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	27,225	28,198	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	11,021	12,023	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	17,325	22,444	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	11,104	11,828	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	73,708	80,126	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	903	942	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	57,546	60,085	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	38,081	39,442	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	64,052	65,261	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	77,791	81,394	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	5,531	6,033	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	153	168	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	545	579	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFLSanta Cruz
FINEM	8,791	9,094	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,280	3,381	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	5,725	6,062	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	3,284	3,397	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,202	1,239	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,101	2,224	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	2,332	2,412	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,679	1,731	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,949	3,122	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
CCB - Santander	1,401	1,464	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	521	572	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,342	2,422	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,248	1,287	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,192	2,321	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
CCB - Santander	1,803	1,883	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	670	736	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	1,298	1,413	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
CCB - Santander	3,944	4,081	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
RGE SUL
FINEP I	10,364	7,757	Fixed rate 5%	81 monthly installments from September 2013	Bank guarantee
FINEP II	6,201	7,562	TJLP	73 monthly installments from May 2016	Bank guarantee
CPFL Serviços
FINAME	1,245	1,297	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	298	313	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	619	668	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	10,852	11,292	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	43	47	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,146	2,249	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	98	101	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,586	5,768	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	701	762	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	3,667	3,870	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,511	1,589	Fixed rate 6% to 10% (e)	66 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,854	5,832	TJLP + 3.50% (e)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,290	2,511	SELIC + 3.86% to 3.90% (k)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,252	1,147	SELIC + 3.74% (d)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
FINAME	551	495	TJLP + 3.40% (h)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
CERAN
BNDES	254,527	266,484	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
BNDES	44,226	48,409	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
CPFL Transmissão
FINAME	16,222	16,871	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,070	7,448	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,677	7,849	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	20,328	21,342	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	448	470	TJLP (l)	60 monthly installments from December 2016	CPFL Energia guarantee

CPFL Renováveis
FINEM I	255,022	262,224	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint and several debtor, letters of guarantee
FINEM II	21,420	22,210	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, liens on assets and assignment of credit rights
FINEM III	487,575	495,912	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM V	77,731	80,362	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis as joint and several debtors.
FINEM VI	73,530	74,737	TJLP + 2.05%	192 monthly installments from October 2013	Pledge of CPFL Renováveis shares, assignment of receivables
FINEM VII	133,817	138,474	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM IX	23,387	25,195	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares of subsidiary and liens on machinery and equipment
FINEM X	154	230	TJLP	84 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM XI	103,115	105,670	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM XII	312,446	317,289	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XIII	313,609	318,257	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and machinery and equipment of SPE , assignment of rights
FINEM XV	26,306	27,305	TJLP + 3.44%	139 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVI	5,897	6,418	Fixed rate 5.50%	101 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVII	452,666	460,426	TJLP + 2.18%	192 monthly installments from January 2013	Liens on machinery and equipment, assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares and reserve account
FINEM XVIII	12,583	13,763	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XIX	29,092	29,559	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XX	42,789	44,650	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXI	39,645	40,281	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XXII	37,644	39,281	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXIII	1,585	1,729	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XXIV	102,843	109,580	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, liens on assets, joint assignment of credit rights
FINEM XXV	86,400	87,492	TJLP + 2.18%	192 monthly installments from July 2016	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVI	553,289	525,011	TJLP + 2.75%	192 monthly installments from July 2017	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVII	69,454	70,532	TJLP + 2,02%	162 monthly installments from November 2016	Pledge of shares of the intervening parties, assignment of credit rights, pledge of incidental rights authorized by ANEEL and SPE Reserve Account
FINAME IV	2,740	2,857	Fixed rate 2.5%	96 monthly installments from February 2015	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEP I	1,274	1,397	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,445	10,445	TJLP - 1.0%	85 monthly installments from June 2017	Guarantee
FINEP III	4,947	5,232	TJLP + 2.0%	73 monthly installments from July 2015	Guarantee
BNB I	97,983	100,323	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Liens
BNB II	156,627	158,364	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	28,557	29,020	Fixed rate 9.5%	228 monthly installments from July 2009	Guarantee, liens on assets, assignment of credit rights
NIB	66,206	67,872	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee

Purchase of assets
CPFL ESCO
FINAME	2,762	2,923	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	95	99	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	219	234	TJLP + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	210	219	SELIC + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	118	121	Fixed rate 9.5%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	640	678	Fixed rate 9.5% (e)	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	756	753	TJLP + 3.50% (e)	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
Financial institutions
CPFL Paulista
Banco do Brasil - Working capital	392,520	380,403	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	-	66,951	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	51,813	50,213	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,146	6,925	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	5,290	5,405	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	21,615	20,955	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	15,273	15,658	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,009	6,993	CDI + 1.33% (f)	12 semiannual installments from January 2016	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	32,972	31,954	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,375	7,888	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	6,121	6,784	CDI + 1.27% (g)	Semiannual installments from February 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	4,553	4,413	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	11,061	10,726	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	11,652	11,297	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	29,832	28,911	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	3,589	3,481	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	11,998	13,296	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	3,582	3,473	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	619,366	641,316	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	258,268	250,363	CDI + 0.5% (i)	8 annual installment from June 2013	Pledge of shares
Safra	200,289	208,547	105% of CDI	14 installments from August 2016	Redeemable preferred shares structure
Banco BBM - Bank credit note	45,889	44,171	CDI + 3.40%	1 installment in March 2018	No guarantee
Banco ABC - Bank credit note	46,061	44,217	CDI + 3.80%	1 installment in December 2017	No guarantee
Banco ABC - Promissory notes	101,239	105,883	CDI + 3.80%	Semiannual installments from February 2017	No guarantee
CPFL Telecom
Banco IBM - Working capital	27,798	31,449	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

CPFL Transmissão Morro Agudo
Santander	11,068	5,031	CDI + 1.60% (k)	1 installment in March 2017	CPFL Energia guarantee

Others
Eletrobrás
CPFL Paulista	2,763	2,960	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
RGE	5,204	5,851	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	372	508	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	264	338	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	213	303	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	3	9	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	104	122	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
RGE SUL	26,947	25,946	Fixed rate 5%	120 monthly installments from June 2012	Bank guarantee
Others	21,738	66,141
Subtotal local currency	7,318,461	7,579,974

Foreign currency
Measured at fair value
Financial institutions
CPFL Paulista
Bank of America Merrill Lynch (***)	314,055	327,503	US$+Libor 3 months+1.35% (3) (f)	1 installment in october 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	140,656	146,703	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	156,554	163,279	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	156,385	163,106	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	67,334	68,663	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
HSBC	271,206	282,808	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	125,858	130,522	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	109,950	115,382	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	78,581	82,544	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	47,002	49,311	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	470,163	490,334	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	234,423	244,484	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	209,095	218,104	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes

CPFL Piratininga
BNP Paribas	185,170	188,822	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	196,091	204,486	US$ + Libor 3 months + 1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	156,501	163,225	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Scotiabank	51,715	54,235	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	156,986	163,712	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	209,095	218,104	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	56,439	58,852	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	256,708	267,740	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
HSBC	42,671	44,496	US$ + Libor 3 months + 1.30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	190,238	199,826	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	209,095	218,104	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Scotiabank	15,736	16,556	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Scotiabank	15,736	16,556	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	15,736	16,556	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	15,736	16,556	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	-	326,159	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CCB-China Construction Bank	93,914	97,946	US$+Libor 3 months + 1.60% + 1.4% fee (4)	1 installment in June 2019	CPFL Energia guarantee and promissory notes
Scotiabank	111,726	117,550	US$ + 3.37% (4) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
Citibank	375,258	391,380	US$+Libor 3 months + 1.41% (3) (f)	3 annual installments from September 2018	CPFL Energia guarantee and promissory notes
CCB-China Construction Bank	31,280	32,624	US$ + 3.37% (4) (g)	1 installment in September 2019	CPFL Energia guarantee and promissory notes
Scotiabank	157,619	163,125	US$ + 3.13% (f)	1 installment in December 2019	CPFL Energia guarantee
Paulista Lajeado
Banco Itaú	34,018	35,771	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	42,356	44,501	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	18,472	(37,415)

Total in foreign currency - fair value	5,019,561	5,502,211

Borrowing costs (*)	(31,693)	(38,143)

Total - Consolidated	12,306,329	13,044,041

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais, corresponding to:
(1) 143.85% of CDI	(3) 99% to 109% of CDI
(2) 95.20% of CDI	(4) 109.1% to 119% of CDI

Effective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI		(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 110% of CDI		(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI		(k) 130.01% to 140% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI		(l) 50.1% to 60% of CDI

(*) In accordance with CPC 38/IAS 39, this refers to borrowing costs directly attributable to the issuance of the respective debts.

(**) Syndicated transaction – borrowings in foreign currency, having as counterpart a group of financial institutions.

As segregated in the tables above, in conformity with CPCs 38 and 39 and IASs 32 and 39, the Company and its subsidiaries classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to compare the effects of the recognition of income and expenses derived from marking to market of derivatives, tied to the borrowings, in order to obtain more relevant and consistent accounting information. At March 31, 2017, the balance of the borrowings measured at fair value was R$ 5,019,561 (R$ 5,502,211 at December 31, 2016).

Changes in the fair values of these borrowings are recognized in finance income/cost of the Company and its subsidiaries. At March 31, 2017, the accumulated losses obtained on the marking to market of the borrowings were R$ 18,472 (accumulated gains of R$ 37,415 at December 31, 2016), which reduced by the gains obtained on the marking to market of derivative financial instruments of R$ 51,567 (R$ 24,504 at December 31, 2016) contracted to hedge against changes in foreign exchange rates (note 32), resulted in a total net gain of R$ 33,095 (R$ 61,919 at December 31, 2016).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From 1/4/2018	2,168,022
2019	2,742,213
2020	1,345,297
2021	699,621
2022	492,204
2023 to 2027	1,279,041
2028 to 2032	468,721
2033 to 2037	17,108
Subtotal	9,212,227
Mark to market	14,656
Total	9,226,883

Main additions in the period:

		R$ mil
Company	Bank / Type	Total approved	Released in 2017	Released net of borrowing costs	Interest	Utilization
Local currency
Investment:
CPFL Santa Cruz, CPFL Leste Paulista and CPFL Mococa	FINAME (a)	253	253	253	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	2,722	2,722	2,722	Quarterly	Purchase of machinery and equipment
CPFL Renováveis	FINEM XXVI	764,109	15,257	15,257	Monthly	Subsidiary's investment plan
		767,084	18,232	18,232

(a) There is no restrictive financial covenant.

Restrictive covenants

The borrowing agreements are subject to certain restrictive covenants, including covenants that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last measurement period.

For the borrowings obtained, or with disbursement of amounts, in 2017, some of them have restrictive covenants related to financial indicators, as follows:

CPFL Renováveis - FINEM XXVI

  Annual maintenance of the debt service coverage ratio of the indirect subsidiaries belonging to the São Benedito and Campos dos Ventos Complexes and in the consolidated financial statements of the indirect subsidiary Turbina 16, at 1.3 or more;

The details of the restrictive covenants for the other debts are presented in the financial statements at December 31, 2016.

The Management of the Company and its subsidiaries monitors these ratios systematically and constantly to ensure that the covenants are complied with. In the opinion of the Company’s and its subsidiaries’ Management, all restrictive covenants and covenants whose indicators are measured semiannually and annually have been properly complied with, as per  the last measurement period, that is, June 30, 2016 and December 31, 2016, respectively.

(17)   DEBENTURES AND INTEREST ON DEBENTURES

		Consolidated
		3/31/2017				12/31/2016
	Issue	Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent company
5th Issue	Single series	40,284	-	620,000	660,284	18,069	-	620,000	638,069

CPFL Paulista
6th Issue	Single series	4,332	-	264,000	268,332	47,079	198,000	462,000	707,079
7th Issue	Single series	9,361	126,250	378,750	514,361	28,913	-	505,000	533,913
		13,693	126,250	642,750	782,693	75,992	198,000	967,000	1,240,992

CPFL Piratininga
6th Issue	Single series	722	-	44,000	44,722	7,846	33,000	77,000	117,846
7th Issue	Single series	4,356	58,750	176,250	239,356	13,455	-	235,000	248,455
8th issue	2nd series	1,350	-	246,000	247,350	-	-	-	-
8th issue	1st series	135	-	60,072	60,207	-	-	-	-
		6,563	58,750	526,322	591,635	21,301	33,000	312,000	366,301

RGE
6th Issue	Single series	1,561	-	200,000	201,561	35,666	150,000	350,000	535,666
7th Issue	Single series	3,151	42,500	127,500	173,151	9,733	-	170,000	179,733
8th issue	2nd series	2,128	-	250,000	252,128	-	-	-	-
8th issue	1st series	459	-	130,327	130,786	-	-	-	-
		7,299	42,500	707,827	757,626	45,399	150,000	520,000	715,399

RGE SUL
4th Issue	Single series	71,471	-	1,100,000	1,171,471	32,058	-	1,100,000	1,132,058

CPFL Santa Cruz
1st Issue	Single series	2,775	32,500	32,500	67,775	550	32,500	32,500	65,550

CPFL Brasil
3rd Issue	Single series	25,989	-	400,000	425,989	11,657	-	400,000	411,657

CPFL Geração
5th Issue	Single series	50,460	546,000	546,000	1,142,460	12,969	546,000	546,000	1,104,969
6th Issue	Single series	5,850	-	460,000	465,850	23,228	-	460,000	483,228
7th Issue	Single series	37,915	-	635,000	672,915	16,379	-	635,000	651,379
8th Issue	Single series	4,691	-	86,393	91,084	3,369	-	85,520	88,889
9th Issue	Single series	1,218	-	50,776	51,993	524	-	50,278	50,802
		100,133	546,000	1,778,169	2,427,968	56,470	546,000	1,776,798	2,379,268

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	2,054	42,703	469,730	514,487	762	41,938	461,314	504,014
1st Issue - PCH Holding 2	Single series	657	8,701	132,092	141,450	644	8,700	132,091	141,435
1st Issue - Renováveis	Single series	19,054	43,000	322,500	384,554	6,160	43,000	322,500	371,660
2nd Issue - Renováveis	Single series	421	60,000	210,000	270,421	11,486	30,000	270,000	311,486
3rd Issue - Renováveis	Single series	15,160	-	296,000	311,160	4,444	-	296,000	300,444
4th Issue - Renováveis	1st series	344	-	200,000	200,344	7,925	-	200,000	207,925
5th Issue - Renováveis	Single series	886	-	100,000	100,886	-	-	-	-
1st Issue - DESA	Single series	1,066	17,500	-	18,566	425	17,500	-	17,925
2nd Issue - DESA	Single series	32,317	-	65,000	97,317	29,153	-	65,000	94,153
1st Issue - Pedra Cheirosa I	Single series	8,925	52,200	-	61,125	6,675	52,200	-	58,875
1st Issue - Pedra Cheirosa II	Single series	8,174	47,800	-	55,974	6,114	47,800	-	53,914
1st Issue - Boa Vista II	Single series	8,550	50,000	-	58,550	6,395	50,000	-	56,395
		97,608	321,904	1,795,322	2,214,834	80,183	291,138	1,746,905	2,118,226

Borrowing costs (**)		(7,442)	(8,637)	(56,876)	(72,955)	(7,346)	(8,545)	(51,684)	(67,575)

		358,372	1,119,269	7,546,014	9,023,653	334,333	1,242,095	7,423,519	8,999,946

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for the earnings per share (note 24)

(**) In accordance with CPC 38/IAS 39, this refers to borrowing costs directly attributable to the issuance of the respective debts.

	Issue	Quantity issued	Annual remuneration	Annual effective rate	Amortization conditions	Collateral
Parent company
5th Issue	Single series	62,000	114.5% of CDI	120.65% of CDI	2 annual installments from October 2019	No guarantee

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	246,000	109.5% CDI	109.5% CDI	2 installments in February 2021 and February 2022	CPFL Energia guarantee
8th issue	1st series	60,000	IPCA + 5.2901%	IPCA + 5.2901%	2 installments in February 2021 and February 2022	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	250,000	111.25% CDI	111.25% CDI	2 installments in February 2021 and February 2022	CPFL Energia guarantee
8th issue	1st series	130,000	IPCA+ 5.3473%	IPCA+ 5.3473%	2 installments in February 2021 and February 2022	CPFL Energia guarantee

RGE SUL
4th Issue	Single series	110,000	114.50% of CDI	120.65% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
3rd Issue	Single series	40,000	114.5% of CDI	124.04%% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee
9th Issue	Single series	50,000	IPCA+ 5.48%	101.74% of CDI	1 installment in October 2021	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
4th Issue - Renováveis	1st series	20,000	126% CDI	134.22% CDI	3 annual installments from September 2019	CPFL Renováveis guarantee
5th Issue - Renováveis	Single series	100,000	129.5% CDI	138.06% of CDI	Principal and interest semi-annual instalments from June 2018	Dobrevê secured guarantee and letter of guarantee
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee

Borrowing costs (**)

The subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
From 4/1/2018	998,523
2019	3,013,665
2020	1,791,533
2021	861,263
2022	399,898
2023 to 2027	439,253
2028 to 2032	41,879
Total	7,546,014

Main additions in the period:

			R$ thousand

Company	Issue	Quantity issued	Released in 2017	Released net of borrowing costs	Interest	Utilization
CPFL Piratininga	8th issue	306,000	306,000	303,059	Semiannual	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE	8th issue	380,000	380,000	376,605	Semiannual	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Renováveis - parent company	5th issue	100,000,000	100,000	97,556	Semiannual	Subsidiary's investment plan
			786,000	777,220

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last  measurement period.

Debentures issued in 2017 are subject to restrictive covenants, which require from Company or its subsidiaries to maintain financial ratios, as follows:

CPFL Piratininga and RGE

Maintenance, by the Company, of the following ratios:

  Net indebtedness divided by EBITDA – maximum of 3.75;
  EBITDA divided by finance income (costs) - minimum of 2.25;

CPFL Renováveis

  Real guarantee and surety of Dobrevê Energia S.A.

The Management of the Company and its subsidiaries monitors these ratios systematically and constantly to ensure that the conditions are complied with. In the opinion of the Company’s and its subsidiaries’ Management, all restrictive covenants and covenants whose indicators are measured semiannually and annually have been properly complied with, as per the last measurement period, that is, June 30, 2016 and December 31, 2016, respectively.

(18)   PRIVATE PENSION PLAN

The subsidiaries have supplementary retirement and pension plans for their employees, the characteristics of which are described in note 19 to the financial statements for the year ended December 31, 2016.

18.1Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Net actuarial liability at December 31, 2016	800,445	139,958	18,954	4,972	74,830	1,039,158
Expenses (income) recognized in the statement of profit or loss	21,125	4,311	517	63	2,815	28,831
Sponsors' contributions transferred during the period	(15,822)	(4,881)	(168)	(1,620)	(1,736)	(24,227)
Net actuarial liability at March 31, 2017	805,748	139,388	19,303	3,415	75,909	1,043,762
Other contributions	11,762	160	(10)	57	-	11,969
Total liability	817,510	139,548	19,293	3,472	75,909	1,055,731

Current						44,016
Noncurrent						1,011,715

The income and expenses recognized as cost of the operation are shown below:

	1st quarter 2017
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Consolidated
Service cost	177	788	18	68	722	1,773
Interest on actuarial obligations	119,153	31,890	2,858	9,349	12,732	175,982
Expected return on plan assets	(98,205)	(28,367)	(2,359)	(9,354)	(10,639)	(148,924)
Total expense (income)	21,125	4,311	517	63	2,815	28,831

	1st quarter 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Consolidated
Service cost	190	627	17	5	-	839
Interest on actuarial obligations	114,662	29,260	2,741	8,472	-	155,135
Expected return on plan assets	(101,790)	(29,223)	(2,436)	(8,872)	-	(142,321)
Effect of asset ceiling	-	-	-	260	-	260
Total expense (income)	13,062	664	322	(135)	-	13,913

The main assumptions considered in the actuarial calculation, based on the actuarial reports prepared as of  December 31, 2016 and 2015, were as follows:

	CPFL Paulista, CPFL Geração and CPFL Piratininga		RGE		RGE Sul
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016

Nominal discount rate for actuarial liabilities:	10,99% p.a.	12,67% p.a.	10,99% p.a.	12,67% p.a.	10,99% p.a.
Nominal return rate on plan assets:	10,99% p.a.	12,67% p.a.	10,99% p.a.	12,67% p.a.	10,99% p.a.
Estimated rate of nominal salary increase:	7,00% p.a.	6,79% p.a.	8,15% p.a.	6,79% p.a.	7,29% p.a.
Estimated rate of nominal benefits increase:	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BR-EMS sb v.2015	AT-2000 (-10)	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Low Light	Medium Light
Expected turnover rate:	ExpR_2012*	ExpR_2012*	Null	ExpR_2012*	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with aggravation of 40%

(19)   REGULATORY CHARGES

	Consolidated
	3/31/2017	12/31/2016
Financial components and water resources	995	1,385
Global reversal reserve - RGR	17,469	17,469
ANEEL inspection fee	2,058	2,044
Energy development account - CDE	282,676	309,117
Tariff flags and others	36,575	36,064
Total	339,777	366,078

Energy development account – CDE: refers to the (i) annual CDE quota for the year 2017 in the amount of R$ 138,135 (R$ 164,681 at December 31, 2016); (ii) quota intended for the refund of the amount contributed to the CDE account for the period from January 2013 to January 2014 totaling R$ 44,729 (R$ 44,622 at December 31, 2016); and (iii) quota intended for the refund of the amount contributed to the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 99,814 (R$ 99,814 at December 31, 2016). The subsidiaries matched the payables relating to the CDE account with the receivables relating to the Eletrobras account (note 11)  in the 1st quarter of 2017, in the amount of R$ 102,641 (R$ 34,481 in the 1st quarter of 2016).

(20)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	3/31/2017	12/31/2016
Current
ICMS (State VAT)	462,689	416,096
PIS (tax on revenue)	31,327	28,759
COFINS (tax on revenue)	138,892	126,939
IRPJ (corporate income tax)	73,447	42,793
CSLL (social contribution on net income)	25,893	14,434
Others	53,433	52,522
Total	785,682	681,544

Noncurrent
PIS (tax on revenue)	25,096	26,814

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	3/31/2017		12/31/2016
	Provision for tax, civil and labor risks	Escrow deposits	Provision for tax, civil and labor risks	Escrow deposits

Labor	221,458	113,088	222,001	110,147

Civil	228,972	104,585	236,915	114,214

Tax
FINSOCIAL	32,932	92,515	32,372	90,951
Income Tax	145,069	363,987	142,790	150,439
Others	124,748	85,292	113,227	84,091
	302,749	541,795	288,389	325,481

Others	84,629	10,178	85,971	229

Total	837,809	769,646	833,276	550,072

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	12/31/2016	Additions	Reversals	Payments	Inflation adjustment	3/31/2017
Labor	222,001	24,490	(4,972)	(28,152)	8,091	221,458
Civil	236,915	21,697	(5,073)	(29,759)	5,192	228,972
Tax	288,389	9,121	(1,216)	(7)	6,463	302,749
Others	85,971	-	(59)	(2,750)	1,466	84,629
Total	833,276	55,307	(11,322)	(60,668)	21,213	837,809

The provision for tax, civil and labor risks was based on the assessment of the risks of losses on lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Company’s and its subsidiaries’ management.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the Note 22 of the financial statements at December 31, 2016.

Possible losses:

The Company and its subsidiaries are involved in other lawsuits and risks for which Management, supported by the opinion of its outside legal counselors, believes that the likelihood of a favorable outcome is possible as there is a solid defense position for these cases and,  therefore, no provision was recognized. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered as probable or remote.

The claims relating to possible losses at March 31, 2017 and December 31, 2016 were as follows:

	Consolidated
	3/31/2017	12/31/2016	Main claims

Labor	679,901	668,005	Work-related accidents, hazardous duty premium and overtime
Civil	1,104,795	1,004,279	Personal injury, environmental impacts and increase in tariffs
Tax	4,694,882	4,611,077	ICMS, FINSOCIAL, PIS and COFINS, and Income tax
Regulatory	101,269	93,827	Technical, commercial and economic-financial supervisions
Total	6,580,847	6,377,188

Tax – there is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,156,907. In January 2016, the Company obtained court decisions that authorized the replacement of the escrow deposits related to these lawsuits with financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiary occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in both cases, without suspensive effect, which is pending a decision of the Federal Regional Court. Concurrently, in February 2017, there was a decision for the refund of the amount related to interest incurred on part of the deposits withdrawn. Therefore, the subsidiary made an escrow deposit of R$ 206,874.

Regarding the labor risks, as described in note 22 to the financial statements for the year ended December 31, 2016, there is a discussion about the possibility of changing the inflation adjustment index used by the Labor Court, the status of such discussion has been unchanged since then and the risk remains as possible.

Based on the opinion of their outside legal counselors, the Company’s and its subsidiaries’ management believes that the amounts provided for reflect the current best estimate.

(22)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Consumers and concessionaires	67,077	73,864	45,038	44,711
Energy efficiency program - PEE	272,493	257,622	64,370	58,798
Research & Development - P&D	97,439	75,655	39,689	55,272
EPE / FNDCT / PROCEL	16,766	12,928	-	-
Reversion fund	-	-	17,750	17,750
Advances	204,847	163,054	7,654	8,029
Tariff discounts - CDE	1,346	8,891	-	-
Provision for environmental costs	13,146	13,703	63,151	61,828
Payroll	18,398	16,951	-	-
Profit sharing	66,371	56,215	11,400	11,400
Collection agreements	75,687	69,793	-	-
Guarantees	-	-	25,993	44,140
Business combination	7,076	9,492	-	-
Others	51,354	49,455	3,805	7,364
Total	892,000	807,623	278,850	309,292

(23)   EQUITY

The shareholders’ interest in the Company’s equity at March 31, 2017 and December 31, 2016 is shown below:

	Number of shares
	03/31/2017
Shareholders	Common shares	Interest %
State Grid Brazil Power Participações Ltda.	322,078,613	31.64%
ESC Energia S.A.	234,086,204	23.00%
Members of the Executive Board and Board of Directors	23,750	0.00%
Other shareholders	461,726,179	45.36%
Total	1,017,914,746	100.00%

	Number of shares
	12/31/2016
	Common shares	Interest %

Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	299,787,559	29.45%
Camargo Correa S.A.	5,897,311	0.58%
ESC Energia S.A.	234,086,204	23.00%
Bonaire Participações S.A.	1,249,386	0.12%
Energia São Paulo FIA	35,145,643	3.45%
Fundação Petrobras de Seguridade Social - Petros	28,056,260	2.76%
Fundação Sistel de Seguridade Social	37,070,292	3.64%
Fundação Sabesp de Seguridade Social - Sabesprev	696,561	0.07%
Fundação CESP	51,048,952	5.02%
Members of the Executive Board	34,250	0.00%
BNDES Participações S.A.	68,592,097	6.74%
Antares Holdings Ltda.	16,967,165	1.67%
Brumado Holdings Ltda.	36,497,075	3.59%
Other shareholders	202,785,991	19.92%
Total	1,017,914,746	100.00%

On January 23, 2017, the Company received a correspondence from State Grid Brazil Power Participações Ltda. (“State Grid Brazil”) informing that on that date the Share Purchase Agreement dated September 2, 2016 between State Grid Brazil, Camargo Corrêa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS, Fundação SABESP de Seguridade Social — SABESPREV, and certain other parties, had been signed.

After finalizing the transaction, State Grid Brazil became the parent company of CPFL Energia with 54.64% (556,164,817 shares, direct or indirect) of the Company’s voting and total capital.

With the transaction, State Grid Brazil Power Participações Ltda. became the only controlling shareholder of the Company, and the Shareholders’ Agreement dated March 22, 2002 signed among the former shareholders was terminated.

The details of the items included in equity are described in the financial statements for the year ended December 31, 2016.

(24)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters ended March 31, 2017 and 2016 was based on the profit attributable to the controlling shareholders and the weighted average number of common shares outstanding during the reporting periods.

	1st quarter 2017	1st quarter 2016
Numerator
Profit attributable to controlling shareholders	245,886	271,349
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746

Earnings per share - basic	0.24	0.27

For the periods ended March 31, 2017 and 2016, the calculation of the earnings per share was not impacted by the dilutive effects of the debentures convertible into shares and by the share-based payment of the indirect subsidiary CPFL Renováveis and its subsidiaries.

(25)   NET OPERATING REVENUE

			Consolidated
	Number of Consumers (*)		In GWh (*)		R$ thousand
Revenue from eletric energy operations	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016 (Restated)
Consumer class
Residential	8,210,466	6,940,139	5,129	4,265	3,177,388	2,829,092
Industrial	60,822	55,095	3,459	3,067	1,243,388	1,364,141
Commercial	547,263	469,606	2,829	2,455	1,526,521	1,499,215
Rural	355,693	246,192	1,099	512	329,769	187,433
Public administration	61,104	51,450	367	298	200,059	166,726
Public lighting	11,105	10,501	480	422	154,790	150,796
Public services	9,693	8,466	497	455	239,845	235,349
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	-	-	(24,279)	(17,739)
Billed	9,256,146	7,781,449	13,860	11,475	6,847,482	6,415,014
Own comsuption	955	-	9	8	-	-
Unbilled (net)	-	-	-	-	(25,630)	48,064
Other consumer charges / Emergency charges - ECE/EAEE	-	-	-	-	(1)	-
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(2,591,482)	(2,383,305)
Electricity sales to final consumers	9,257,101	7,781,449	13,869	11,483	4,230,369	4,079,773

Furnas Centrais Elétricas S.A.			746	755	134,600	122,120
Other concessionaires and licensees			3,217	2,551	571,552	470,846
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers			-	-	(12,476)	(13,440)
Spot market energy			1,421	549	244,650	155,290
Electricity sales to wholesalers			5,385	3,854	938,326	734,815

Revenue due to Network Usage Charge - TUSD - Captive Consumers					2,603,958	2,396,745
Revenue due to Network Usage Charge - TUSD - Free Consumers					526,309	458,552
(-) Adjustment of revenues from excess demand and excess reactive power					(6,797)	(4,242)
Revenue from construction of concession infrastructure					416,039	217,134
Sector financial asset and liability (Note 8)					(565,003)	(732,253)
Concession financial asset - Adjustment of expected cash flow					48,923	87,380
Energy Development Account (CDE) – Low income, tariff discounts - court injunctions, and other tariff discounts					423,974	253,124
Other revenues and income					114,287	94,618
Other operating revenues					3,561,690	2,771,058
Total gross operating revenue					8,730,385	7,585,647
Deductions from operating revenue
ICMS					(1,467,326)	(1,325,145)
PIS					(135,803)	(119,027)
COFINS					(625,490)	(548,269)
ISS					(2,922)	(2,276)
Global reversal reserve - RGR					(716)	(681)
Energy development account - CDE					(830,156)	(842,417)
Research and development and energy efficiency programs					(41,102)	(33,179)
PROINFA					(43,905)	(20,363)
Tariff flags and others					(36,603)	(350,966)
IPI					(43)	(19)
FUST and FUNTEL					(11)	(8)
Others					(7,531)	(6,527)
					(3,191,606)	(3,248,878)

Net operating revenue					5,538,779	4,336,769
(*) Information not reviewed by the independent auditors

26.1 Adjustment of revenues from excess demand and excess reactive power

The information related to the recognition and historical data are described in note 27.1 to the financial statements for the year ended December 31, 2016.

26.2 Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2017		2016
Subsidiary	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	-0.80%	-10.50%	9.89%	7.55%
CPFL Piratininga	October	(c)	(c)	-12.54%	-24.21%
RGE	June	(c)	(c)	-1.48%	-7.51%
RGE Sul	April (b)	-0.20%	-6.43%	3.94%	-0.34%
CPFL Santa Cruz	March	-2.44%	-8.42%	22.51%	7.15%
CPFL Leste Paulista	March	-1.20%	-4.15%	21.04%	13.32%
CPFL Jaguari	March	-0.74%	-2.56%	29.46%	13.25%
CPFL Sul Paulista	March	-3.12%	-10.73%	24.35%	12.82%
CPFL Mococa	March	-0.95%	-3.28%	16.57%	9.02%

(a) Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not reviewed by the independent auditors).

 (b) As described in note 34.1, in April 2017, the subsidiaries CPFL Paulista and RGE Sul had their tariff adjusted.

 (c) The respective adjustments for 2017 have not occurred yet.

26.3 Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

 Law 12,783 from January 11, 2013 determined that the amounts related to low-income subsidies, as well as other tariff discounts, be fully subsidized by amounts from the CDE account.

In the 1st quarter of 2017, revenue of R$ 423,974 was recognized (R$ 253,124 in the 1st quarter of 2016), of which (i) R$ 28,034 related to low-income subsidy (R$ 23,710 in the 1st quarter of 2016), (ii) R$ 388,425 related to other tariff discounts (R$ 217,703 in the 1st quarter of 2016) and (iii) R$ 57,514 related to tariff discounts - injunctions. These items were recognized against other receivables, in line item Trade receivables - Eletrobrás (note 11) and other payables in line item Tariff discounts - CDE (note 22).

26.4Tariff flags

The system for applying the Tariff Flags is described in note 27.5 to the financial statements for the year ended December 31, 2016.

In the 1st quarter of 2017, ANEEL approved the tariff flags billed from December 2016 to January 2017 of the distribution subsidiaries. The amount billed in this period was R$ 23,187, of this amount R$ 17,900 were used to offset part of the sector financial asset and liability (note 8) and R$ 5,287 were passed on to the Centralizing Account for Tariff Flag Resources (CCRBT).  R$ 36,490, related to tariff flag billed in February and March 2017 and not yet approved, are recorded in regulatory charges (nota 19).

26.5 Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolutions (“RHE”) No. 2,202 of February 7, 2017, amended by RHE No. 2,204 of March 7, 2017, established the definitive annual quotas of CDE for the year 2017. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be charged from consumers and passed on to the CDE Account in up to five from the RTE of 2015. Furthermore, by means of REH No. 2.004 of December 15, 2015, ANEEL established another quota intended for the amortization of the ACR Account, with payment and transfer to the CDE Account for the tariff period from October 2016 to September 2017.

(26)   COST OF ELECTRIC ENERGY

	Consolidated
	GWh (*)		R$ thousand
Electricity purchased for resale	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016
Itaipu Binacional	2,908	2,516	557,997	546,652
Spot market energy / PROINFA	962	548	91,725	7,366
Energy purchased through auction in the regulated market and bilateral contracts	15,498	11,864	2,671,971	1,831,475
PIS and COFINS credit	-	-	(303,309)	(219,561)
Subtotal	19,368	14,927	3,018,384	2,165,933

Electricity network usage charge
Basic network charges			247,875	201,489
Transmission from Itaipu			14,893	12,493
Connection charges			30,037	16,407
Charges for use of the distribution system			11,286	9,335
System service charges - ESS			(82,663)	126,817
Reserve energy charges - EER			-	30,558
PIS and COFINS credit			(19,158)	(35,010)
Subtotal			202,270	362,089

Total			3,220,654	2,528,021

(*) information not reviewed by the independent auditors.

(27)      OPERATING COSTS AND EXPENSES

	Parent company
	Operating Expenses
	General and administrative
	1st quarter 2017	1st quarter 2016
Personnel	14,112	5,878
Materials	36	26
Third party services	2,158	1,855
Depreciation and amortization	54	46
Others	806	238
Leases and rentals	198	12
Publicity and advertising	209	21
Donations, contributions and subsidies	15	-
Others	385	204
Total	17,166	8,044

	Consolidated
			Cost of services rendered to third parties		Operating Expenses
	Cost of operation				Selling		General and administrative		Others		Total
	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016

Personnel	203,595	156,687	-	-	42,524	30,112	86,364	58,169	-	-	332,483	244,967
Private pension plans	28,831	13,913	-	-	-	-	-	-	-	-	28,831	13,913
Materials	48,611	36,077	139	127	2,594	1,270	3,751	2,311	-	-	55,095	39,785
Third party services	67,335	64,656	504	377	43,638	33,444	73,776	50,744	-	-	185,253	149,220
Depreciation and amortization	277,980	221,861	-	-	1,326	833	25,017	23,387	-	-	304,323	246,081
Cost of infrastructure construction	-	-	414,627	217,035	-	-	-	-	-	-	414,627	217,035
Others	43,374	30,859	(3)	(2)	59,136	61,699	72,656	70,480	82,877	71,537	258,040	234,572
Collection fees	2,303	-	-	-	16,518	14,916	-	-	-	-	18,821	14,916
Allowance for doubtful debts	-	-	-	-	46,696	46,051	-	-	-	-	46,696	46,051
Leases and rentals	12,354	8,973	-	-	28	-	4,635	4,332	-	-	17,017	13,305
Publicity and advertising	1	21	-	-	-	12	2,884	2,340	-	-	2,885	2,372
Legal, judicial and indemnities	-	-	-	-	-	-	55,119	59,566	-	-	55,119	59,566
Donations, contributions and subsidies	25	1	-	-	2	-	1,128	8	-	-	1,155	10
(Gain) loss on disposal, retirement and other noncurrent assets	2,944	-	-	-	-	-	-	-	10,823	8,304	13,767	8,304
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	72,116	61,887	72,116	61,887
Financial compensation for use of water resources	2,265	3,590	-	-	-	-	-	-	-	-	2,265	3,590
Others	23,483	18,275	(3)	(2)	(4,108)	720	8,890	4,234	(62)	1,345	28,200	24,572
Total	669,727	524,053	415,267	217,536	149,218	127,356	261,564	205,091	82,877	71,537	1,578,653	1,145,572

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

(28)   FINANCE INCOME (COSTS)

	Parent company		Consolidated
	1st quarter 2017	1st quarter 2016	1st quarter 2017	1st quarter 2016 (Restated)
Finance income
Income from financial investments	1,073	5,209	160,204	132,491
Late payment interest and fines	1	1	73,435	57,340
Adjustment for inflation of tax credits	1,198	1,162	2,526	2,509
Adjustment for inflation of escrow deposits	10	10	13,237	8,663
Adjustment for inflation and exchange rate changes	8	-	30,406	54,669
Discount on purchase of ICMS credit	-	-	2,922	6,625
Adjustments to the sector financial asset (note 8)	-	-	-	49,127
PIS and COFINS on other finance income	(305)	(478)	(14,659)	(21,161)
Others	3,780	3,257	12,641	22,069
Total	5,764	9,160	280,711	312,332

Finance costs
Interest on debts	(22,951)	(7,174)	(485,294)	(430,790)
Adjustment for inflation and exchange rate changes	(23)	(11,971)	(183,606)	(152,761)
(-) Capitalized interest	-	-	24,157	12,794
Adjustments to the sector financial liability (note 8)	-	-	(27,175)	(1,775)
Use of public asset	-	-	(3,386)	(3,892)
Others	(132)	(456)	(41,544)	(54,935)
Total	(23,106)	(19,601)	(716,850)	(631,359)

Finance income (cost), net	(17,341)	(10,440)	(436,138)	(319,027)

Interest was capitalized at an average rate of 10.63% p.a. during the 1st quarter of 2017 (10.79% p.a. in the 1st quarter of 2016) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

The line item Adjustment for inflation and exchange rate changes includes the effects of losses on financial instruments amounting to R$ 290,752 in the 1st quarter of 2017 (R$ 477,516 in the 1st quarter of  2016) (note 32).

(29)   SEGMENT INFORMATION

The segregation of the Company’s and its subsidiaries operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

The information segregated by segment is presented below, according to the criteria established by the Company’s and its subsidiaries officers:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Others (*)	Elimination	Total
1st quarter 2017
Net operating revenue	4,456,742	152,485	253,536	616,809	18,323	40,882		5,538,779
(-) Intersegment revenues	5,610	104,666	133,925	3,733	85,048	2,336	(335,319)	-
Cost of electric energy	(2,713,296)	(18,575)	(51,191)	(437,592)	-	-		(3,220,654)
Operating costs and expenses	(952,487)	(23,597)	(78,971)	(8,995)	(83,169)	(54,995)		(1,202,214)
(-) Intersegment costs and expenses	(170,724)	(5,036)	(20,829)	(133,405)	(2,552)	(2,772)	335,319	-
Depreciation and amortization	(188,675)	(30,665)	(150,833)	(907)	(4,412)	(947)		(376,439)
Income from electric energy service	437,171	179,279	85,637	39,643	13,237	(15,496)		739,472
Share of profit (loss)	-	79,709	-	-	-	-		79,709
Finance income	177,342	50,508	38,890	5,046	2,506	6,420		280,711
Finance costs	(358,958)	(150,573)	(162,541)	(18,029)	(1,153)	(25,596)		(716,850)
Profit (loss) before taxes	255,554	158,924	(38,014)	26,660	14,590	(34,672)		383,043
Income tax and social contribution	(105,350)	(27,325)	(12,146)	(9,670)	(3,901)	7,469		(150,922)
Profit (loss) for the period	150,205	131,599	(50,160)	16,990	10,689	(27,202)		232,121
Total assets (**)	22,731,913	5,053,559	12,449,229	428,915	388,344	680,364		41,732,324
Purchases of PP&E and intangible assets	347,451	286	282,681	119	12,036	556		643,129

1st quarter 2016 Restated (***)
Net operating revenue	3,521,319	137,127	224,834	429,632	17,233	6,624		4,336,769
(-) Intersegment revenues	5,565	99,670	66,079	2,038	68,193	1,945	(243,490)	-
Cost of electric energy	(2,135,973)	(24,105)	(31,370)	(336,572)	-	-		(2,528,021)
Operating costs and expenses	(653,679)	(24,347)	(73,533)	(7,243)	(64,902)	(13,900)		(837,605)
(-) Intersegment costs and expenses	(146,365)	(2,955)	(18,294)	(71,084)	(3,022)	(1,770)	243,490	-
Depreciation and amortization	(139,037)	(30,797)	(133,297)	(969)	(3,032)	(836)		(307,968)
Income from electric energy service	451,829	154,592	34,420	15,801	14,471	(7,937)		663,175
Share of profit (loss)	-	63,480	-	-	-	-		63,480
Finance income	218,543	44,851	29,880	9,735	2,192	7,131		312,332
Finance costs	(309,554)	(128,587)	(163,959)	(6,056)	(1,421)	(21,781)		(631,359)
Profit (loss) before taxes	360,818	134,336	(99,660)	19,480	15,241	(22,587)		407,629
Income tax and social contribution	(138,797)	(24,741)	(7,221)	(5,724)	(4,811)	6,112		(175,182)
Profit (loss) for the year	222,021	109,596	(106,881)	13,756	10,430	(16,475)		232,446
Total assets (**)	22,887,781	5,310,924	12,459,791	466,021	345,372	701,103		42,170,992
Purchases of PP&E and other intangible assets	208,070	2,781	227,168	892	6,028	945		445,884

(*) Others – refer basically to assets and transactions that are not related to any of the segments identified.

(**) The intangible assets, net of amortization, were allocated to the respective segments.

(***) For total assets, the balances refer to December 31, 2016.

(30)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações Ltda

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações Ltda.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates  were considered as related parties.

The main natures and transactions are described in note 32 to the financial statements for the year ended December 31, 2016.

To ensure that the trading transactions with related parties are conducted under usual market conditions, the Company and its subsidiaries set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, of the Company and an independent member, which analyzes the main transactions with related parties.

The total compensation of key management personnel in the 1st quarter of 2017, as required by CVM Resolution 560/2008, was R$ 26,050 (R$ 12,632 in the 1st quarter of 2016). This amount is comprised by R$ 25,750 related to short-term benefits (R$ 11,976 in the 1st quarter of 2016) and R$ 300 to post-employment benefits (R$ 271 in the 1st quarter of  2016), and refers to the amount recognized on the accrual basis.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

Transactions between related parties involving controlling shareholders, entities under common control or  significant influence and joint ventures are as follows:

	Consolidated
	3/31/2017		1st quarter 2017
	ASSETS	LIABILITIES	INCOME	EXPENSES
Advances
BAESA – Energética Barra Grande S.A.	-	717	-	-
Foz do Chapecó Energia S.A.	-	1,016	-	-
ENERCAN - Campos Novos Energia S.A.	-	1,254	-	-
EPASA - Centrais Elétricas da Paraiba	-	457	-	-

Energy purchases and sales, and charges
Araraquara Transmissora de Energia S.A.	-	26	-	380
Atlantico - Concessionária de Transmissão de Energia Do Brasil S.A	-	-	-	58
Catxere Transmissora de Energia S.A.	-	60	-	881
Expansion Transmissão de Energia Eletrica S.A	-	4	-	2,742
Expansion Transmissão Itumbiara Marimbondo S.A	-	279	-	1,276
Guaraciaba Transmissora de Energia (TP Sul ) S.A	-	194	-	1,397
Investico S.A	-	-	-	148
Iracema Transmissora de Energia S.A	-	25	-	365
Itumbiara Transmissora de Energia S.A	-	232	-	3,214
Linha de Transmissão do Itatim S.A	-	53	-	775
Linhas de Transmissão de Montes Claros S.A	-	59	-	406
Luziania Niquelandia Transmissora S.A	-	-	-	52
Marechal Rondon Transmissora de Energia S.A	-	72	-	805
Matrincha Transmissora de Energia (TP Norte) S.A	-	427	-	2,685
Poços de Caldas Transmissora de Energia S.A	-	42	-	613
Porto Primavera Transmissora de Energia S.A	-	94	-	1,255
Ribeirão Preto Transmissora de Energia S.A	-	33	-	478
Serra da Mesa Transmissora de Energia S.A	-	135	-	1,942
Serra Paracatu Transmissora de Energia S.A	-	39	-	558
BAESA – Energética Barra Grande S.A.	-	4,299	-	10,200
Foz do Chapecó Energia S.A.	-	36,514	-	92,528
ENERCAN - Campos Novos Energia S.A.	834	50,381	2,174	69,793
EPASA - Centrais Elétricas da Paraiba	-	17,479	-	35,447

Intangible assets, property, plant and equipment, materials and services rendered
Investico S.A	-	-	-	3,280
BAESA – Energética Barra Grande S.A.	219	-	387	-
Foz do Chapecó Energia S.A.	29	-	292	-
ENERCAN - Campos Novos Energia S.A.	152	-	410	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,653	-	53	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	327	-
Noncontrolling shareholders of CPFL Renováveis	9,236	-	212	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	89	-	-	-
Chapecoense Geração S.A.	31,396	-	-	-
ENERCAN - Campos Novos Energia S.A.	40,983	-	-	-

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

	Consolidated
	12/31/2016		1st quarter 2016
	ASSETS	LIABILITIES	INCOME	EXPENSES
Bank balances and short-term investments
Banco do Brasil S.A.	48,985	-	1,877	1

Borrowings (*), Debentures (*) and Derivatives (*)
Banco do Brasil S.A.	-	4,257,562	960	106,754
Banco BNP Paribas Brasil S.A	5,126	-	-	15,633

Other financial transactions
Banco do Brasil S.A.	-	962	308	1,206

Advances
BAESA – Energética Barra Grande S.A.	-	726	-	-
Foz do Chapecó Energia S.A.	-	1,025	-	-
ENERCAN - Campos Novos Energia S.A.	-	1,269	-	-
EPASA - Centrais Elétricas da Paraiba	-	462	-	-

Energy purchases and sales, and charges
Afluente Transmissão de Energia Elétrica S.A.	-	53	-	278
Aliança Geração de Energia S.A	-	1,183	-	12,756
Arizona 1 Energia Renovável S.A	-	-	-	239
Baguari I Geração de Energia Elétrica S.A.	-	6	-	76
BRF Brasil Foods	-	-	3,258	-
Caetite 2 Energia Renovável S.A.	-	-	-	221
Caetité 3 Energia Renovável S.A.	-	-	-	223
Calango 1 Energia Renovável S.A.	-	-	-	267
Calango 2 Energia Renovável S.A.	-	-	-	226
Calango 3 Energia Renovável S.A.	-	-	-	266
Calango 4 Energia Renovável S.A.	-	-	-	247
Calango 5 Energia Renovável S.A.	-	-	-	263
Companhia de Eletricidade do Estado da Bahia – COELBA	743	121	3,177	-
Companhia Energética de Pernambuco - CELPE	692	20	1,495	-
Companhia Energética do Rio Grande do Norte - COSERN	267	-	428	-
Companhia Hidrelétrica Teles Pires S.A.	-	1,416	-	13,506
ELEB Equipamentos Ltda	-	-	797	-
Embraer	-	-	3,165	-
Energética Águas da Pedra S.A.	-	112	1	1,199
Estaleiro Atlântico Sul S.A.	-	-	2,034	-
Goiás Sul Geração de Enegia S.A.	-	-	-	45
Itapebi Geração de Energia S.A	-	-	1	-
Mel 2 Energia Renovável S.A.	-	-	-	169
NC ENERGIA S.A.	451	2	3,417	-
Norte Energia S.A.	1	4,585	-	-
Rio PCH I S.A.	-	209	-	2,279
Samarco Mineração S.A.	-	-	1	-
Santista Jeanswear S/A	-	-	2,714	-
Santista Work Solution S/A	-	-	342	-
SE Narandiba S.A.	-	2	-	166
Serra do Facão Energia S.A. - SEFAC	-	557	-	5,868
Termopernambuco S.A.	-	-	3	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	7,468	1,627
Vale Energia S.A.	8,680	-	25,492	-
BAESA – Energética Barra Grande S.A.	-	5,642	-	19,098
Foz do Chapecó Energia S.A.	-	35,018	-	80,646
ENERCAN - Campos Novos Energia S.A.	387	50,526	1,937	65,321
EPASA - Centrais Elétricas da Paraiba	-	12,418	-	22,964

Intangible assets, property, plant and equipment, materials and services rendered
Alpargatas S.A.	168	-	-	-
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	1
Brasil veículos Companhia de Seguros	-	-	1	-
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	4	42	153	-
Concessionária do Sistema Anhanguera - Bandeirante S.A.	86	-	-	-
Estaleiro Atlântico Sul S.A.	-	-	1	-
Indústrias Romi S.A.	4	-	13	-
Logum Logística S.A.	26	-	521	-
Tim Celular S.A.	6	89	-	-
TOTVS S.A.		2	-	8
BAESA – Energética Barra Grande S.A.	56	-	355	-
Foz do Chapecó Energia S.A.	104	-	388	-
ENERCAN - Campos Novos Energia S.A.	74	-	356	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,599		208	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	38,078	-	2,827	-
Acionistas não controladores da CPFL Renováveis	9,067	-	418	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	89	-	-	-
Chapecoense Geração S.A.	29,329	-	-	-
ENERCAN - Campos Novos Energia S.A.	40,983	-	-	-

(*) The balances include the mark to market adjustments

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

(31)   RISK MANAGEMENT

The risk management structure and the main risk factors that affect the Company’s business are disclosed in note 34 to the financial statements for the year ended December 31, 2016.

(32)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the Company’s and its subsidiaries accounting practices, are:

					Consolidated
					3/31/2017
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalents	5	(a)	(2)	Level 1	3,737,328	3,737,328
Cash and cash equivalents	5	(a)	(2)	Level 2	1,140,485	1,140,485
Securities		(a)	(2)	Level 1	549	549
Derivatives	32	(a)	(2)	Level 2	564,864	564,864
Derivatives - Zero-cost collar	32	(a)	(2)	Level 3	72,888	72,888
Concession financial asset - Distribution	10	(b)	(2)	Level 3	5,391,425	5,391,425
					10,907,539	10,907,539

Liabilities
Borrowings - Principal and interest	16	(c)	(1)	Level 2 (***)	7,298,183	6,619,219
Borrowings - Principal and interest	16	(a)	(2)	Level 2 (**)	5,008,146	5,008,146
Debentures - Principal and interest	17	(c)	(1)	Level 2 (***)	9,023,653	8,954,578
Derivatives	32	(a)	(2)	Level 2	173,406	173,406
					21,503,388	20,755,349
(*) Refers to the hierarchy for fair value measurement

(**) As a result of the initial designation of this financial liability, the consolidated balances reported a loss of R$ 55,887 in the first quarter of 2017 (a loss of R$ 108,897 in the first quarter 2016).

(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Mensured at fair value
(c) - Other financial liabilities

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting period are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – Eletrobras, (v) concession financial asset – transmission companies, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the 1st quarter of 2017 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

CPC 40 (R1) and IFRS 7 require the classification into a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the measurement of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable inputs as market data obtained from independent sources and unobservable inputs as those that reflect market assumptions.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as available-for-sale, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss for the 1st quarter of 2017 are R$ 48,923 (R$ 87,380 in the 1st quarter of 2016) and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 32 b.1.

The Company recognizes in the consolidated, in “Investments at cost”, the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A., comprising 28,154,140 common shares and 18,593,070 preferred shares. As this company does not have shares listed on the stock exchange and considering that the main objective of its operations is to generate electric energy that will be traded by the shareholders holding the concession, the Company elected to recognize the investment at cost.

b)    Derivatives

The Company and its subsidiaries have the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (note 16). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for transactions with derivative instruments.

At March 31, 2017, the Company and its subsidiaries had the following swap transactions, all traded on the over-the-counter market:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currecy / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of Tokyo-Mitsubishi	38,449	-	38,449	38,216	233	dollar	03/2019	117,400
Bank of America Merrill Lynch	36,610	-	36,610	34,433	2,177	dollar	09/2018	106,020
Bank of America Merrill Lynch	41,475	-	41,475	39,462	2,013	dollar	03/2019	116,600
J.P.Morgan	20,737	-	20,737	19,731	1,006	dollar	03/2019	58,300
J.P.Morgan	9,431	-	9,431	9,368	62	dollar	12/2017	51,470
J.P.Morgan	7,978	-	7,978	7,909	69	dollar	12/2017	53,100
J.P.Morgan	3,628	-	3,628	3,553	76	dollar	01/2018	27,121
Bradesco	7,598	-	7,598	7,150	448	dollar	01/2018	54,214
Bradesco	32,872	-	32,872	31,069	1,804	dollar	01/2018	173,459
J.P.Morgan	9,112	-	9,112	8,792	320	dollar	01/2018	67,938
J.P.Morgan	9,578	-	9,578	9,200	378	dollar	01/2019	67,613
BNP Paribas	2,485	-	2,485	1,814	672	euro	01/2018	63,896
Bank of Tokyo-Mitsubishi	10,227	-	10,227	12,027	(1,800)	dollar	02/2020	142,735
J.P.Morgan	5,342	-	5,342	5,290	52	dollar	02/2018	41,100
Bank of America Merrill Lynch	63,054	-	63,054	58,712	4,342	dollar	02/2018	405,300
Bank of America Merrill Lynch	-	(21,401)	(21,401)	(24,126)	2,725	dollar	10/2018	329,500
Bradesco	-	(5,999)	(5,999)	(7,475)	1,476	dollar	05/2021	59,032
Bank of America Merrill Lynch	-	(5,487)	(5,487)	(7,453)	1,965	dollar	05/2021	59,032
Citibank	-	(11,284)	(11,284)	(14,921)	3,637	dollar	05/2021	118,063
	298,575	(44,171)	254,404	232,749	21,655

CPFL Piratininga
Citibank	39,325	-	39,325	38,184	1,141	dollar	03/2019	117,250
Bradesco	22,825	-	22,825	21,997	829	dollar	04/2018	55,138
J.P.Morgan	22,838	-	22,838	22,000	839	dollar	04/2018	55,138
Citibank	24,361	-	24,361	22,748	1,613	dollar	01/2020	169,838
BNP Paribas	6,835	-	6,835	4,988	1,847	euro	01/2018	175,714
Scotiabank	-	(4,623)	(4,623)	(4,690)	66	dollar	08/2017	55,440
Bradesco	-	(5,999)	(5,999)	(7,475)	1,476	dollar	05/2021	59,032
Bank of America Merrill Lynch	-	(8,075)	(8,075)	(11,174)	3,099	dollar	05/2021	88,548
Citibank	-	(8,504)	(8,504)	(11,192)	2,688	dollar	05/2021	88,548
	116,185	(27,201)	88,983	75,387	13,596

CPFL Geração
Bradesco	-	-	-	-	-	dollar	03/2017	232,520
Votorantim	-	(8,162)	(8,162)	(11,228)	3,066	dollar	06/2019	104,454
Scotiabank	-	(8,322)	(8,322)	(8,537)	215	dollar	07/2019	117,036
Bradesco	-	(424)	(424)	(1,503)	1,079	dollar	09/2019	32,636
Citibank	-	(21,641)	(21,641)	(23,781)	2,141	dollar	09/2020	397,320
Scotiabank	-	(23,858)	(23,858)	(23,397)	(461)	dollar	12/2019	174,525
	-	(62,407)	(62,407)	(68,446)	6,040

RGE
Bank of Tokyo-Mitsubishi	19,525	-	19,525	19,329	196	dollar	04/2018	36,270
Bank of Tokyo-Mitsubishi	87,486	-	87,486	86,466	1,020	dollar	05/2018	168,346
Bradesco	9,452	-	9,452	9,218	234	dollar	10/2017	32,715
J.P.Morgan	17,043	-	17,043	16,104	939	dollar	02/2018	171,949
Bradesco	-	(5,999)	(5,999)	(7,475)	1,476	dollar	05/2021	59,032
Bank of America Merrill Lynch	-	(10,662)	(10,662)	(14,894)	4,232	dollar	05/2021	118,063
Citibank	-	(5,725)	(5,725)	(7,463)	1,738	dollar	05/2021	59,032
	133,506	(22,386)	111,120	101,285	9,835
CPFL Jaguari
Scotiabank	-	(1,171)	(1,171)	(1,202)	31	dollar	07/2019	16,484

CPFL Sul Paulista
Scotiabank	-	(1,171)	(1,171)	(1,202)	31	dollar	07/2019	16,484

CPFL Leste Paulista
Scotiabank	-	(1,171)	(1,171)	(1,202)	31	dollar	07/2019	16,484

CPFL Santa Cruz
Scotiabank	-	(1,171)	(1,171)	(1,202)	31	dollar	07/2019	16,484

CPFL Paulista Lajeado
Itaú	-	(1,537)	(1,015)	(1,138)	123	dollar	03/2018	35,000

CPFL Brasil
Itaú	-	(3,628)	(3,628)	(3,821)	193	dollar	08/2018	45,360

Subtotal (a)	548,265	(166,014)	382,774	331,207	51,567

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
J.P.Morgan	-	(4,662)	(4,662)	(4,834)	172	dollar	12/2018	44,130

Price index hedge
CPFL Geração
Santander	5,808	-	5,808	5,849	(42)	IPCA	04/2019	35,235
J.P.Morgan	6,582	-	6,582	5,849	732	IPCA	04/2019	35,235
	12,389	-	12,389	11,699	691

Interest rate hedge (1)
CPFL Paulista
Bank of America Merrill Lynch	-	-	-	-	-	CDI	07/2019	660,000
J.P.Morgan	455	-	455	(51)	506	CDI	02/2021	300,000
Votorantim	165	-	165	(16)	181	CDI	02/2021	100,000
Santander	175	-	175	(17)	192	CDI	02/2021	105,000
	795	-	795	(84)	878
CPFL Piratininga
J.P.Morgan	-	-	-	-	-	CDI	07/2019	110,000
Votorantim	255	-	255	(19)	274	CDI	02/2021	135,000
Santander	195	-	195	(14)	209	CDI	02/2021	100,000
	450	-	450	(32)	483

RGE
Bradesco	-	-	-	-	-	CDI	07/2019	500,000
Votorantim	243	-	243	(30)	273	CDI	02/2021	170,000
	243	-	243	(30)	273
CPFL Geração
Votorantim	2,721	(2,730)	(9)	(12)	2	CDI	08/2020	460,000

Subtotal (b)	16,598	(7,392)	9,206	6,707	2,499

Other derivatives (2)
CPFL Geração
Itaú	25,457	-	25,457	-	25,457	dollar	09/2020	26,627
Votorantim	21,219	-	21,219	-	21,219	dollar	09/2020	26,627
Santander	26,212	-	26,212	-	26,212	dollar	09/2020	33,060
Subtotal (c)	72,888	-	72,888	-	72,888

Total (a+b+c)	637,752	(173,406)	464,868	337,914	126,955

Current	197,741	(7,581)
Noncurrent	440,011	(165,825)

For further details on terms and information on debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

As mentioned above, certain subsidiaries elected to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the quarters ended March 31, 2017 and 2016, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on adjustment for inflation and exchange rate changes:

		Gain (Loss)
Company	Hedged risk / transaction	1st quarter 2017	1st quarter 2016
CPFL Energia	Exchange rate changes	-	(41,090)
CPFL Energia	Mark to market	-	1,778
CPFL Paulista	Interest rate changes	(157)	770
CPFL Paulista	Exchange rate changes	(152,589)	(298,086)
CPFL Paulista	Mark to market	12,818	49,051
CPFL Piratininga	Interest rate changes	(65)	(57)
CPFL Piratininga	Exchange rate changes	(57,615)	(119,524)
CPFL Piratininga	Mark to market	5,315	16,678
RGE	Interest rate changes	(33)	447
RGE	Exchange rate changes	(48,474)	(88,105)
RGE	Mark to market	4,702	22,202
CPFL Geração	Interest rate changes	(217)	1,083
CPFL Geração	Exchange rate changes	(63,822)	(37,693)
CPFL Geração	Mark to market	18,947	33,654
CPFL Santa Cruz	Exchange rate changes	(1,102)	(3,089)
CPFL Santa Cruz	Mark to market	111	131
CPFL Leste Paulista	Exchange rate changes	(1,102)	-
CPFL Leste Paulista	Mark to market	111	-
CPFL Sul Paulista	Exchange rate changes	(1,102)	(3,397)
CPFL Sul Paulista	Mark to market	111	144
CPFL Jaguari	Exchange rate changes	(1,102)	(4,787)
CPFL Jaguari	Mark to market	111	203
Paulista Lajeado Energia	Exchange rate changes	(2,405)	(4,177)
Paulista Lajeado Energia	Mark to market	(374)	1,101
CPFL Brasil	Exchange rate changes	(3,007)	(5,149)
CPFL Brasil	Mark to market	188	1,585
CPFL Serviços	Exchange rate changes	-	(1,348)
CPFL Serviços	Mark to market	-	157
		(290,752)	(477,516)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, inasmuch as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At March 31, 2017, the total amount contracted was US$ 91,308, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

These options were measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 20.9%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 836, resulting in a net asset of R$ 73,724.

The following table reconciles the opening and closing balances of the call and put options for the 1st quarter of 2017, as required by IFRS 13/CPC 46:

	Consolidated
	Assets	Liabilities	Net
At December 31, 2016	57,715	-	57,715
Fair value measurement	15,173	-	15,173
At March 31, 2017	72,888	-	72,888

The fair value measurement of these financial instruments was recognized as finance income in the statement of profit or loss for the period, and no effects were recognized in other comprehensive income.

c)     Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Company’s and its subsidiaries’ profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

c.1)  Changes in exchange rates

Considering that the net exchange rate exposure at March 31, 2017 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
				Decrease (increase)
Instruments	Exposure R$ thousand (a)		Risk	Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(4,813,771)			(346,163)	943,821	2,233,804
Derivatives - Plain Vanilla Swap	4,904,865			352,713	(961,681)	(2,276,076)
	91,094		dollar deprec.	6,550	(17,860)	(42,272)

Financial liability instruments	(252,504)			(21,904)	46,698	115,300
Derivatives - Plain Vanilla Swap	255,806			22,191	(47,308)	(116,808)
	3,302		dollar deprec.	287	(610)	(1,508)

Total	94,396			6,837	(18,470)	(43,780)

				Decrease (increase)
Instrumentos	Exposure R$ thousand (a)		Risk	Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Derivativos zero-cost collar	86,313	(d)	dollar apprec.	(80,760)	(109,745)	(138,730)

(a) The exchange rate considered at 3/31/2017 was R$ 3.12 per US$ 1.00 and R$ 3.35 per € 1.00.

(b) As per the exchange rate curves obtained from information made available by the BM&FBOVESPA, with the exchange rate being considered at R$ 3.35 and R$ 3.64, and the currency depreciation at 7.19% and 8.67%, for US$ and €, respectively.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the BM&FBOVESPA.

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

As the net exchange exposure of the dollar and euro is an asset, the risk is a drop in the dollar and euro, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Changes in interest rates

Assuming that: (i) the scenario of net exposure of the financial instruments indexed to floating interest rates at March 31, 2017 is maintained, and (ii) the respective annual indexes accumulated in the last 12 months, for this base date, remain stable (CDI 12.13% p.a.; IGP-M 4.89% p.a.; TJLP 7.50% p.a.; IPCA 4.57% p.a. and SELIC 13.86% p.a.), the effects that would be recognized in the consolidated interim financial information for the next 12 months would be a net finance cost of R$ 1,494,253 (costs of CDI R$ 1,145,441, IGP-M R$ 3,237, TJLP R$ 335,929, and SELIC R$ 238,429, and finance income of IPCA R$ 228,783). In the event of fluctuations in the indexes according to the three scenarios defined, the amount of the net finance cost would be impacted by:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

	Consolidated
			Decrease (increase)
Instruments	Exposure	Risk	Scenario I (a)	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	5,602,842		(149,036)	(16,388)	116,259
Financial liability instruments	(10,180,431)		270,799	29,778	(211,244)
Derivatives - Plain Vanilla Swap	(4,861,785)		129,323	14,221	(100,882)
	(9,439,374)	CDI apprec.	251,086	27,611	(195,867)

Financial liability instruments	(66,206)		1,364	895	427
	(66,206)	IGP-M apprec.	1,364	895	427

Financial liability instruments	(4,479,057)		22,395	(55,988)	(134,372)
	(4,479,057)	TJLP apprec.	22,395	(55,988)	(134,372)

Financial liability instruments	(334,071)		1,269	4,769	8,268
Derivatives - Plain Vanilla Swap	92,573		(352)	(1,321)	(2,291)
Concession financial asset	5,247,689		(19,941)	(74,911)	(129,880)
	5,006,191	IPCA deprec.	(19,024)	(71,463)	(123,903)

Financial liability instruments	(194,814)		8,143	3,429	(1,286)
Sector financial asset and liability	(1,525,455)		63,764	26,848	(10,068)
	(1,720,269)	SELIC apprec.	71,907	30,277	(11,354)

Total	(10,698,715)		327,728	(68,668)	(465,069)

(a)   The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of: 9.47%, 2.83%, 7.00%, 4.19% and 9.68%, respectively, were obtained from information available in the market.

(b)   As required by CVM Instruction 475/08, the p

(c)    ercentages of increase or decrease were applied to the indexes in scenario I.

(33)   NON-CASH TRANSACTIONS

	Consolidated
	3/31/2017	3/31/2016
Other transactions
Interest capitalized in property, plant and equipment	19,503	10,528
Interest capitalized in concession intangible asset - distribution infraestruture	4,654	2,266
Transfers between property, plant and equipment and other assets	1,102	-

(34)   SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD

34.1Annual Tariff Adjustment - CPFL Paulista and RGE Sul

On April 4, 2017, ANEEL published Ratifying Resolution No. 2,217, which set the average tariff adjustment of the subsidiary CPFL Paulista, effective as of April 8, 2017, by -0.80%, of which +2.13% relating to the economic tariff adjustment and -2.93% to the related financial components. The total average effect to be perceived by consumers is -10.50%.

On April 13, 2017, ANEEL published Ratifying Resolution No. 2,218, which set the average tariff adjustment of the subsidiary RGE Sul, effective as of April 18, 2017, by -0.20%, of which +2.95% relating to the economic tariff adjustment and -3.15% to the related financial components. The total average effect to be perceived by consumers is -6.43%.

34.2Public Offering of Shares

As presented in the note 38.5 of financial statements at December 31, 2016, State Grid Brazil Power Participações will conduct a public offer for acquisition of all the common shares held by the remaining shareholders of CPFL (“Offer for Sale of Control”) an has also the intention of:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

•       conduct a unified public offer for acquisition of Company common shares aimed to cancel its listing as publicly-traded company with the CVM under the category “A” and its conversion to category “B” (“Offer for Conversion of Listing”) and withdraw the Company from the Special Listing Segment of BM&FBOVESPA named Novo Mercado (“Offer for Withdrawal from Novo Mercado);

•       (i) the deposit agreement relating to the American depositary of the Company’s shares to be terminated, (ii) the Company to withdraw from the NYSE, and (iii) the Company’s listing as publicly-traded company in the United States to be canceled.

At March 27, 2017, the Company’s extraordinary general meeting decided on the (i) selection of Credit Suisse (Brasil) S.A. for determining the Company’s economic value; (ii) cancelation of the Company’s listing with CVM as issuer of securities registered under the category “A”, and their conversion into category “B”; and (iii) Company’s withdrawal from the Novo Mercado.

State Grid Brazil filled with CVM in February 22, 2017 requiring authorization for a Public Tender Offer for acquisition of CPFL Energia’s shares. Such request is currently under analysis by CVM.

34.3Adjustment for refunding the Reserve Energy Charge ("EER") of Angra III

ANEEL approved through REH No. 2,214 of March 28, 2017 the republication of the tariffs for the distribution subsidiaries, with the purpose of refunding the amount forecast for the Reserve Energy Charge (EER) of the energy generation company UTN Almirante Alvaro Alberto - Unit III (Angra III).

The tariffs resulting from this decision will be effective only in April 2017, however, as the reading period of each consuming unit does not coincide with the calendar month, this reduction will occur in the revenue amounts for April and May 2017, with its impact diluted between the two periods.

The average effect perceived by consumers will be: -15.28% for CPFL Paulista, -6.8% for CPFL Piratininga, -10.89% for RGE, -13.76% for RGE Sul, -13.41% for CPFL Santa Cruz, -16.49% for CPFL Jaguari, -14.81% for CPFL Leste Paulista, -14.71% for CPFL Mococa, and -14.29% for CPFL Sul Paulista.

The estimated impact of this adjustment is an average reduction of -12.85% in revenues of distribution subsidiaries in April 2017.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2017:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	322,078,613	31.64
State Grid Brazil Power Participações Ltda.	234,086,204	23.00
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	98,589,229	9.69
BNDES Participações S.A.	68,592,097	6.74
Brumado Holdings Ltda. (*)	36,497,075	3.59
Antares Holdings Ltda. (*)	16,967,165	1.67
Other shareholders	241,104,363	23.69
Total	1,017,914,746	100.00

(*) Entities fully controlled by Bradespar S.A., which indirectly holds 5.25% of total shares common shares of CPFL Energia.

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2017 and December 31, 2016:

	March 31, 2017		December 31, 2016
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	556,164,817	54.64	693,038,168	68.08
Administrator	-	-	-	-
Members of the Executive Officers	23,750	0.00	34,250	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	461,726,179	45.36	324,842,328	31.91
Total	1,017,914,746	100.00	1,017,914,746	100.00
Outstanding shares - free float	461,726,179	45.36	324,842,328	31.91

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

SHAREHOLDING STRUCTURE									1st quarter of 2017
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		556,164,817	54.64%	100.00%	-	0.00%	0.00%	556,164,817	54.64%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.00%	100.00%	-	0.00%	0.00%	234,086,204	23.00%	January 23, 2017
1.2	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	322,078,613	31.64%	100.00%	-	0.00%	0.00%	322,078,613	31.64%	January 23, 2017
	Noncontrolling shareholders		461,749,929	45.36%	100.00%	-	0.00%	0.00%	461,749,929	45.36%
1.3	Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	98,589,229	9.69%	100.00%	-	0.00%	0.00%	98,589,229	9.69%	January 23, 2017
1.4	BNDES Participações S.A.	00.383.281/0001-09	68,592,097	6.74%	100.00%	-	0.00%	0.00%	68,592,097	6.74%	April 29, 2016
1.5	Brumado Holdings Ltda.	08.397.763/0001-20	36,497,075	3.59%	100.00%	-	0.00%	0.00%	36,497,075	3.59%	April 29, 2016
1.6	Antares Holdings Ltda.	07.341.926/001-90	16,967,165	1.67%	100.00%	-	0.00%	0.00%	16,967,165	1.67%	April 29, 2016
1.7	Board of Directors		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	April 29, 2016
1.8	Executive Officers		23,750	0.00%	100.00%	-	0.00%	0.00%	23,750	0.00%	July 31, 2016
1.9	Other shareholders		241,080,613	23.68%	100.00%	-	0.00%	0.00%	241,080,613	23.68%
	Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.5 Brumado Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		983,227,791	100.00%	100.00%	-	0.00%	0.00%	983,227,791	100.00%
1.5.1	Antares Holdings Ltda.	07.341.926/0001-90	983,227,791	100.00%	100.00%	-	0.00%	0.00%	983,227,791	100.00%	September 30, 2015
	Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.5.2	Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
	Total		983,227,792	100.00%	100.00%	-	0.00%	0.00%	983,227,792	100.00%
	4 - Entity: 1.6 Antares Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		326,999,999	100.00%	100.00%	-	0.00%	0.00%	326,999,999	100.00%
1.6.1	Bradespar S.A.	03.847.461/0001-92	326,999,999	100.00%	100.00%	-	0.00%	0.00%	326,999,999	100.00%	September 30, 2015
	Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.6.2	Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
	Total		327,000,000	100.00%	100.00%	-	0.00%	0.00%	327,000,000	100.00%

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Barão de Itapura, 950 - 6º andar

13020-431 - Campinas/SP - Brasil

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Phone +55 (19) 2129-8700, Fax +55 (19) 2129-8728

www.kpmg.com.br

Independent Auditors’ Report on Review of Interim Financial Information

To the Shareholders and Directors of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the interim financial information, individual and consolidated, of CPFL Energia S.A. (“the Company”), included on Quarterly Information Form (Formulário de Informações Trimestrais – ITR), for the quarter ended March 31, 2017, which comprises the statement of financial position as of March 31, 2017 and the statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three month period then ended, comprising the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with CPC 21(R1) Technical Pronouncement – Interim Financial Information and  international standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for presentation of this interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the interim financial information.  Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standard on interim review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual  and consolidated interim financial information referred above is not prepared, in all material respects, in accordance with CPC 21(R1) and the IAS 34, issued by IASB, applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM).

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: March 31, 2016 - CPFL Energia S. A

Other matters – Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added (Demonstração do Valor Adicionado – DVA) for the three month period ended March 31, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our opinion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Other matter relating to corresponding information

The corresponding figures related to individual and consolidated financial position for the year ended December 31, 2016, were previously audited by another auditor that issued an unmodified report on March 13, 2017. The individual and consolidated information of profit or loss, other comprehensive income, changes in equity and cash flows for the three month period ended March 31, 2016, disclosed for comparative purpose and restated due to the matters described on Note 2.8, were also reviewed by another auditor who expressed an unmodified report on May 4, 2017. The corresponding amounts related to the individual and consolidated statements of value added (DVA) for the three month period ended March 31, 2016 were submitted to the same review procedures by those auditors, and based on their review, nothing has come to their attention that causes them to believe that the DVA has not been prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Campinas, May 4, 2017

KPMG Auditores Independentes

CRC (Regional Accounting Council) 2SP014428/O-6

Original report in Portuguese signed by

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 4, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.